

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
MAR 1 8 2015
WASH, D.C.
201
SECTION

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Alternaturals, Inc.

(Exact name of issuer as specified in its charter)

Nevada	2833	88-0343833
State or other jurisdiction of incorporation	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number

2885 Sanford Ave
SW #28452
Grandville, MI 49418
616-244-8500
(Address, and telephone number of issuer's principal executive offices)

Matthew Briggs
2885 Sanford Ave
SW #28452
Grandville, MI 49418
616-244-8500
(Name, address, and telephone number, of agent for service)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) The issuer's directors:

Matthew Briggs
2885 Sanford Ave SW #28452 Grandville, MI 49418

(b) The issuer's officers:

Matthew Briggs
Chief Executive Officer/Chairman/Secretary
2885 Sanford Ave SW #28452 Grandville, MI 49418

Mark Figula
Chief Technology Officer/Chief Marketing Officer
2885 Sanford Ave SW #28452 Grandville, MI 49418

(c) The issuer's general partners: None

(d) Record owners of 5 percent or more of any class of the issuer's equity securities:

Matthew Briggs
1 Shares Preferred Series A (with 51% voting rights)
2885 Sanford Ave SW #28452 Grandville, MI 49418

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities: See the information under (d) above

(f) Promoters of the issuer: None

(g) Affiliates of the issuer: None

(h) Counsel to the issuer with respect to the proposed offering:
Kaleem Sikandar
651 Winburn Drive Collierville, TN 38017

(i) Each underwriter with respect to the proposed offering: None

(j) The underwriter's directors: Not Applicable

(k) The underwriter's officers: Not Applicable

(l) The underwriter's general partner's: Not Applicable

(m) Counsel to the underwriter: Not Applicable.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer:

Not Applicable.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years:

Not Applicable

ITEM 4. Jurisdictions in Which Securities Are to be offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities in this proposed offering shall be offered in the following jurisdictions, subject to qualification in each state as, and if necessary:

New York; As per New York regulations a Form 99 will be filed and approved prior to the sale of any securities offered as a part of this offering.

The method in which the securities are to be offered in connection with this proposed offering shall be offered by the officer of the Company through his contacts and word of mouth only. Please refer to the section in Part II of this Offering Statement entitled "Plan of Distribution" for more detailed information on the Company's Plan of Offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Alternaturals, Inc. has made the following unregistered sale of shares of its Common Stock during the one (1) year prior to the filing of this Form 1-A:

March 17, 2014 – Globe Idol Capital, Inc. – 100,000,000 Common Shares
Alternaturals, Inc., Cost Basis $.0001 ($10,000)
Issued in exchange for forgiveness of $10,000 in Convertible debt

March 17, 2014 – Eastlight Enterprises, Inc – 100,000,000 Common Shares
Alternaturals, Inc., Cost Basis $.0001 ($10,000)
Issued in exchange for forgiveness of $10,000 in Convertible debt

May 7, 2014 – Globe Idol Capital, Inc. – 100,000,000 Common Shares
Alternaturals, Inc., Cost Basis $.0001 ($10,000)
Issued in exchange for forgiveness of $10,000 in Convertible debt

May 9, 2014 – Eastlight Enterprises, Inc – 100,000,000 Common Shares
Alternaturals, Inc., Cost Basis $.0001 ($10,000)
Issued in exchange for forgiveness of $10,000 in Convertible debt

May 29, 2014 – Globe Idol Capital, Inc. – 100,000,000 Common Shares
Alternaturals, Inc., Cost Basis $.0001 ($10,000)
Issued in exchange for forgiveness of $10,000 in Convertible debt

July 24, 2014 – Eastlight Enterprises, Inc – 100,000,000 Common Shares
Alternaturals, Inc., Cost Basis $.0001 ($10,000)
Issued in exchange for forgiveness of $10,000 in Convertible debt

September 19, 2014 – Eastlight Enterprises, Inc – 150,000,000 Common Shares
Alternaturals, Inc., Cost Basis $.0001 ($15,000)
Issued in exchange for forgiveness of $15,000 in Convertible debt

(b) Since November 5, 2013 unregistered securities sold by or for the account of a person who at the time was a director, officer, promoter, or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, have been issued as follows:

August 14, 2014 – Matthew Briggs, 1 Share Preferred Series A shares
Alternaturals, Inc., Cost Basis $0.00001 (Par value)
Issued in exchange for services as Interim CEO for 1 year.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The securities issued under paragraph (a) above were issued as a conversion of debt into securities. Whereas the debt had a holding period of more than one year at the time of conversion into the securities, the holding period of the securities would also be over one year as per as per Title 17 Chapter II Part 230.144 (D)(3)(ii) of the SEC Code of Federal Regulations and therefore exempt from registration under Rule 144 of Securities Act of 1933.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The Issuer is making no such offering and does not intend to do so.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

There are no such arrangements.

(2) To stabilize the market for any of the securities to be offered;

There are no such arrangements.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

There are no such arrangements.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

There are no such experts.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 265 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

The Issuer has not used a publication authorized by Rule 254 prior to the filing of this notification, and does not intend to use such a publication.

OFFERING CIRCULAR

ALTERNATURALS, INC.

Type of securities offered:	COMMON STOCK
Maximum number of securities offered:	1,500,000,000 SHARES
Minimum number of securities offered:	NO MINIMUM
Price per security:	$0.0001 per share
Total proceeds: If maximum sold:	$150,000.00
Total proceeds: If minimum sold:	$0.00

Is a commissioned selling agent selling the securities in this offering?	[ ]Yes [X]No
If yes, what percent is commission of price to public?	[ ]Yes [X]No
Is there other compensation to selling agent(s)?	[ ]Yes [X]No
Is there a finder's fee or similar payment to any person?	[ ]Yes [X]No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained?	[ ]Yes [X]No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?	[ ]Yes [X]No (See Question No. 25)
Is transfer of the securities restricted?	[ ]Yes [X]No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[ ] Has never conducted operations. [ ] Is in the development stage. [X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year. [ ] Other (Specify):

This offering has been registered for offer and sale in the following states:

State	*File No.*	*Effective Date*
Not Applicable	Not Applicable	Not Applicable

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERIN(AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS . CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

1. This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 78 pages.

THE COMPANY

Exact Corporate Name: Alternaturals, Inc.

State and date of incorporation: The company was incorporated in the State of Nevada on August 17, 1995

Street address of principal office: The company's principal address is at 2885 Sanford Ave SW #28452 Grandville, MI 49418

Company Telephone Number: (616) 244 8500

Fiscal Year: December 31st
(month) (day)

Person(s) to contact at Company with respect to offering: Matthew Briggs, Chief Executive Officer

Telephone Number (if different from above): (616) 244 8500

RISK FACTORS

List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

1) We lack experience in creating and running an alternative remedy and dietary supplement business such as ours

We are in the early stages of our business. We have no experience in the developing or running such a business. Neither Mr. Briggs nor any other employee has ever developed or operated a company that manufactures and sells alternative remedy and dietary supplement products.

2) We have not generated any operating income

While we have a small number of customers buying our products, we have not become profitable and there are not yet enough sales to make us a viable operating company. It may be difficult, therefore, to evaluate our current or future prospects, and the Company may not be able to become profitable or to sustain operations.

3) We may need additional funding beyond this offering

We are currently minimally capitalized. The funds to be raised by this offering are to be used to build our business as per the disclosed use of proceeds in number 9(a) below. However, we have no way of knowing whether the amount of money, which may be ultimately raised by this offering, will be sufficient so that it becomes a viable business. We have no present plans to raise additional capital after this offering is completed. However, if we determine after the completion of this offering that we need additional capital, there can be no assurance that we can raise the amount of capital then needed or predict the costs of doing so.

4) We have only a small number of active customers at this time

We have two (2) primary products available at this time, Focamine, and Sombium, both sold on Amazon.com and our website, www.alternaturals.com. Sales of these products are minimal at this time with fewer than 100 active customers making $20 to $30 in purchases monthly. The overall sales generated are not adequate to make either of those products profitable. We estimate that we need to increase sales to 1000 or more active customers making $20 to $30 in purchases on a monthly basis, in order for us to consider this a viable business. There can be no assurance that we can obtain the necessary number of active customers to become profitable.

5) Our stockholders will be largely dependent on a single business

For the immediately foreseeable future, our stockholders will be largely dependent for a return on their investment upon the performance of our business of selling our supplement products, and investors in our company should look to the development and growth of that business for any return on their investment in our company.

6) We will need to increase our manufacturing capacity from time to time

At the moment all manufacturing is done manually, in-house, using no special equipment to automate the process. Although, we believe that we have sufficient capacity to handle manufacturing in the immediate future, if we grow significantly, we will need to invest in additional equipment and supplies to automate the manufacturing process to fill outstanding customer orders. This could become a considerable drain on our cash flow and adversely affect our financial results.

7) We face competition from many sources

Our business success will be dependent on attracting customers, retailers and distributors. Currently, there are a variety of manufacturers and types of products in which people can expect similar results, Our largest competitor being Chattem, Inc®, A Sanofi Company® Manufacturer's of Unisom®, a direct competitor of our Sombium™ Product, and Hellolife, LLC.® manufacturers of Synaptol®, a direct competitor of our Focamine™ product. Competition also comes from many sources such as supplement formulation manufacturers, raw supplement manufacturers, prescription drug companies, acupuncture, therapy, physical therapy, and even technological devices that all can produce or claim to produce similar results. The manufacturers of these other products have much larger distribution since they are in most major retailers and have been in existence far longer than we have. In order to be successful, we will need to convince potential customers that using our formulas are more cost effective, and produce better results than the other options available to them. There can be no assurance that our target customers will choose our products over the other options available.

8) We are and will continue to be dependent upon key personnel

We depend on upon our President and Chief Executive Officer, Matthew Briggs, to a significant extent. Furthermore, we will depend upon new and additional senior management, sales and marketing personnel. The competition for such personnel is intense. Our growth and future success will be influenced by our ability to attract and retain highly qualified personnel when the need arises. We do not have an employment agreement with Mr. Briggs and he can terminate his relationship with us at any time. Also, he is not subject to non-competition agreements that would survive his employment, nor do we carry "key person insurance coverage" for the possible loss of his services. The loss of our President or the inability to hire or retain qualified personnel could have a material adverse effect upon our business and operating results.

9) Our President and Chief Executive Officer has no experience in managing a public company

Our President and Chief Executive Officer has no previous experience in managing a public company, and we do not have any employees to delegate responsibilities. We may be unable to afford increasing our staff or engaging outside consultants or professionals to overcome our lack of employees, and this added expense or lack of internal talent could adversely affect the company's ability to continue.

10) Our products are potentially subject to unknown governmental regulations

The U.S. government reserves the right to regulate any product consumed by individuals, arbitrarily and at their discretion. At this time those regulations are not known since they have not yet been created. However, although no regulations currently exist on the ingredients and/or methods used in our products, we have no way to predict whether any law relating to specific ingredients we use in our products, could be enacted and enforced in the future, and how such a law could affect our business. Such future laws could have an adverse impact on our business.

11) Our website and other means of distribution are subject to operational risks

At the moment, all of our sales are made online via our website and Amazon.com, with 70% of all sales originating from Amazon.com and the balance of sales, originating from our own website at www.alternaturals.com. Equipment failure or other problems, including hacking attacks, internet outages, power outages, or other issues negatively effecting the operation of these websites could adversely affect our ability to sell products online, which is all of our current sales. Failures such as these could adversely affect our financial condition.

12) Our revenues and operating results may fluctuate

Our revenues and operating results may fluctuate from quarter-to-quarter and year-to-year and are likely to continue to vary due to a number of factors, many of which are not within our control. Thus, revenues and operating results for any future period are not predictable with any significant degree of certainty. For these reasons, comparing our operating results on a period-to—period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

Fluctuations in our operating results and financial condition may occur due to a number of factors, including, but not limited to, those listed below and those identified throughout this "Risk Factors" section:

- The degree of market acceptance of our products;
- The development of new competitive products by others;

- Our response to price competition;
- Delays between our expenditures to develop and market new products and the generation of sales from those products;
- Changes in the amount we spend to promote our products;
- General economic and industry conditions that affect the willingness of consumers to spend money on dietary supplements and natural remedies;
- Changes in accounting rules and tax laws.

Due to the foregoing factors, you should not rely on quarter-to-quarter or year-to-year comparisons of our operating results as an indicator of future performance.

13) If the market does not develop as we expect, we may not be able to generate revenues.

Large vitamin and dietary supplement companies dominate the marketplace for our products. If our approach to formulation and marketing of these products does not gain market acceptance, or if the marketplace adopts an alternative to our approach, we may not be able to increase or sustain the level of sales of our products, and our results of operations would be adversely affected as a result.

14) One of our principal stockholders will be able to exert substantial influence.

Matthew Briggs, our sole Director and President, Treasurer and Secretary, owns a single share of super-voting preferred stock (Series A), which has been designated to have 51% of the existing votes without regard to the number of shares outstanding at any given time. Therefore, after this offering, Mr. Briggs will still have control over the election of our Board of Directors and the direction of our affairs. As a result, he can control the outcome of any corporate matter submitted to our stockholders for approval, including the election of directors and any transaction that might cause a change in control, such as a merger or acquisition. Any stockholders in favor of a matter that is opposed by Mr. Briggs could not obtain sufficient votes to overrule the votes of Mr. Briggs. See "Principal Stockholders."

15) We do not have adequate insurance for potential liabilities

In the ordinary course of business, we may be subject to various claims, lawsuits and administrative proceedings seeking damages or other remedies arising out of our commercial operations. We do not currently have insurance in place, although we are in the process of looking into obtaining it, and we intend to obtain adequate insurance, there is no guarantee that we will be able to obtain it, or that it will be sufficient to protect us adequately from liability. A claim of significant size against the company, if successful, could materially adversely affect our financial condition. However, even if we successfully defend ourselves against any such claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could adversely affect the company.

16) We have broad discretion as to the use of the net proceeds from this offering and may not use them effectively

We cannot specify with certainty the exact uses to which we will put the net proceeds from this offering. Our management will have broad discretion in the application of the net proceeds, and we may use these proceeds in ways with which you may disagree or for purposes other than those contemplated at the time of the offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

17) Raising additional capital by issuing securities may cause dilution to our stockholders.

We may need or desire to raise substantial additional capital in the future. If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing stockholders, and the holders of those newly-issued equity or convertible debt securities may have rights, preferences, or privileges senior to those possessed by our then-existing stockholders. Additionally, future sales of a substantial number of shares of our common stock or other equity-related securities in the public market could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity or equity-linked securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Alternaturals, Inc. manufactures and sells alternative healthcare and dietary supplements products including an all-natural sleep aids, as well as many natural substitutes for popular prescription drugs. The company also plans to operate as a distribution company to centralize the fragmented alternative health product industries as it begins to grow. The Company's mission is to create and develop various vitamin and supplement formulas that treat many common ailments, which are typically treated with prescription drugs. Substances categorized as supplements with the Food and Drug Administration offer just as much success and almost no regulation, which brings cost of production down. This allows much less expensive products to be sold at a reasonable price with a larger profit margin.

The Products

Alternaturals has several products that are currently being produced and sold in small quantities.
They are:

Focamine: Focamine is a potent, all-natural Focus and Concentration Promoter - Focamine is one the most exciting natural products on the market. Designed to promote Focus, attention, and memory for people suffering from ADHD (Attention Deficit Hyperactivity Disorder, which is a problem of not being able to focus, being overactive, not being able control behavior, or a combination of these), this scientific blend of potent all-natural substances is blended from high quality ingredients that are selected by the company from all over the world. Customers have claimed Focamine™ to be even more effective than the prescription medications on the market, which are typically amphetamines and similar drugs like Adderall®, Ritalin®, Focalin XR®, dextroamphetamine sulfate®, Vyvanse®, and methamphetamine (Desoxyn) ®. According to a Food and Drug Administration (FDA) study published in the Journal of the American Medical Association on December 12, 2011, these medications have a host of possible side effects such as headache, stomachache, trouble sleeping, fast heartbeat, nervousness, mood swings, and dizziness. The FDA also warns that these medications can also cause seizures, blurred vision, and even heart attack. Amphetamines are a federally controlled substance (CII) because, according to the FDA, their use can be abused or lead to drug dependencies. All of the ingredients of Focamine™ have been categorized as dietary supplements under the U.S. Health and Education Act of 1994 (DSHEA). The DSHEA places dietary supplements in a special category under the general umbrella of "foods," not drugs since they do not have the dangerous side effects and addictive or habit forming properties that prescription drugs can have. Focamine is a natural blend meant to sharpen the mind, and increase the quality of life. While we do not have scientific evidence to support our customer's claims, we stand behind their reviews. The product comes in capsule form for convenience and is taken with water as needed throughout the day. One bottle of Focamine contains 30 capsules, which contain the following ingredients:

- HOSPHATIDYLSERINE (PS):
- VINPOCETIN:
- ACETYL-L-CARNITINE (ALC)
- GINKGO BILOBA EXTRACT
- L-GLUTAMINE
- DMAE (Dimethylaminoethonal).
- BACOPIN

Sombium: Sombium is an all-natural sleep-aid made from a blend of all-natural sleep inducing ingredients. The product is made up of carefully blended formulations containing various dietary supplements, which our customers have claimed is even more effective than the many prescription medications on the market today, and without the side effects. These prescription drugs are called Sedative-hypnotic drugs, are a class of drugs used to induce and/or maintain sleep, the most popular of which are Ambien, Butisol sodium, Carbtrital, Dalmane, and Doral. FDA Safety Announcement [1-10-2013]

confirms that all Sedative-hypnotic drugs can impair driving and activities that require alertness the morning after use. Drowsiness is already listed as a common side effect in the drug labels of all these insomnia drugs, along with warnings that patients may still feel drowsy the day after taking these products. The FDA also warns that this class of drugs has other side effects such as headache, muscle aches, sleepiness or unusual drowsiness, stuffy or runny nose, delusions, dementia, and difficulty swallowing. By contrast, Sombium's™ natural ingredients have been categorized as dietary supplements under the U.S. Health and Education Act of 1994 (DSHEA). The DSHEA places dietary supplements in a special category under the general umbrella of "foods," not drugs since they do not have the dangerous side effects and addictive or habit forming properties that prescription drugs can have. Customers have claimed that after taking Sombium, they drift into a deep but normal sleep, and do not wake up the next morning. Although, we have no scientific evidence of our customer's claims, we stand by their reviews as evidence that Sombium™ does what it was intended to do. Further evidence can be found in varius studies on Sombium's™ different ingredients such as 5HTP and Melatonin. For example, a study published Feb. 28,1994 by the National Center for Research Resources stated that "tiny oral doses of melatonin can put people to sleep--findings that suggests that melatonin may offer an alternative to hypnotic drugs." Additionally The NYU Langone Medical Center reported that although the primary use of 5-HTP is for depression. Several small short-term studies including the one by Byerley WF, Judd LL, Reimherr FW, et al. done in 1987, found that "5-HTP may be as effective as standard antidepressant drugs. Since standard antidepressants are also used for insomnia and anxiety, 5-HTP has also been suggested as a treatment for those conditions."
A complete list of ingredients is as follows:

- 5-HTP
- GABA
- Chamomile
- Passion Flower
- Valerian Root

5 Hour High: 5 Hour high was a product name the company planned to register for trademark and license to Kush Creams®, a licensed marijuana manufacturer in the state of Washington for the production of a liquid marijuana drink. However, negative press associated with Marijuana manufacturers caused the Company to shelf the arrangement for the immediate future, and to re-examine it at a later time to explore its viability. The company currently protects the trademark with the "™" self trademark label until such time that a decision is made to move forward with registration.

Discontinued, or delayed products. The company has previously announced several new products that were intended for development, including: Cellurite™, Priaprin™, and Relaxapro™. However the company has decided to put these products on hold indefinitely or until such time as management feels they offer significant opportunity to the company.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Currently all of our products are manufactured at our small corporate offices manually, using no automated equipment. Labels are printed locally on a standard printer and affixed, and product is shipped directly from our location to the customer. As revenue and demand ramp up, we will evaluate the need for equipment and outsourcing partners if necessary.

The Company's manufacturing process generally consists of the following operations:

1. Extracting the ingredients contained in a particular product from a bulk source of such ingredient and measuring the ingredient for inclusion in such product;
2. Blending the measured ingredients into a mixture with a homogeneous consistency
3. Encapsulating or tableting the blended mixture into the appropriate dosage form using either automatic or semiautomatic equipment.

The next step, bottling and packaging, involves placing the encapsulated or tableted product in packaging with appropriate tamper-evident features and sending the packaged product to the customer. The Company places special emphasis on quality control and conducts inspections throughout the manufacturing process, including raw material verification, homogeneity tests, weight deviation measurements and package quality sampling.

At the moment, supplies are purchased from a variety of suppliers based on quality and price such as bulksupplements.com, Nutritek.com, and more. Products are manufactured at our office location, consisting of 150 square feet of an existing space that has been provided to us free of charge by our Chief Executive Officer.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

The nutritional supplements segment of the natural health food products industry is highly competitive. The Company's principal competitors in the Healthy Foods Channel include a limited number of large nationally known manufacturers (such as Twinlab Corporation, Solgar Vitamin and Herb Company, Inc. and Nature's Way Products, Inc.) and many smaller manufacturers and distributors of nutritional supplements. Certain of the Company's principal competitors are larger than the Company, have greater access to capital and may be better able to withstand volatile market conditions within the VMS Industry. Moreover, because this industry generally has low barriers to entry, additional competitors could enter the market at any time. In that regard, although the VMS Industry to date has been characterized by many relatively small participants, there can be no assurance that national or international companies (which may include pharmaceutical companies or other suppliers to mass merchandisers) will not seek in the future to enter or to increase their presence in this industry. Increased competition in the industry could have a material adverse effect on the Company.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort, which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts. □

Since the company depends on our website and on sales from Amazon.com our marketing efforts will be mainly pay-per-click advertising, a type of internet advertising where you pay for each person that clicks an ad and visits the website. Since we have had minimal sales at this point, we do not yet have a full picture of exactly what conversions we will need to become profitable. Our Chief Marketing Officer, who has experience in this field, will manage marketing. We have no one client or customer who accounts for a major portion of our sales, however about 70% of our sales are made through Amazon.com.

(e) State the back log of written firm orders for products and/or services as of a recent date (within the last 90days) and compare it with the backlog of a year ago from that date.

☐As of 01 / 01/ 2015 $ 0 There is no current backlog of written firm orders
(a recent date) ☐
As of 01/ 01 /2014 $ 0 - There was no backlog of written firm orders
(one year earlier) ☐

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain. ☐

Not applicable – there has been no backlog of written firm orders.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees. ☐

Currently Alternaturals has only two employees, one of which handles technical and marketing aspects of the company, and one who handles management and basic operations such as filling orders that are not fulfilled by the companies main fulfillment processor, Amazon.com. Both are mainly administrative. The company anticipates hiring from one to three additional employees in the next 12 months if need and funds exist, although the Company foresees no collective bargaining agreements.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise. ☐

Currently the company does not have any registered trademarks or patents filed. However, Sombium™, Focamine™, Alternaturals™, and 5 hour high™ are all currently protected using self trademarking by adding a ™ to the name. The company has plans to hire an attorney to register these marks upon the completion of the offering. These brands are currently growing and we believe they do have value. The company currently has no office lease in place. Products are manufactured at our office location consisting of 150 square feet of an existing space that has been provided to us free of charge by our Chief Executive Officer, Matthew Briggs.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year. ☐

The company's operations do not depend heavily on trade secrets or other intellectual information that needs to be protected aside from its product brand names. The names will be registered with the U.S. Patent and Trademark Office upon the completion of this offering. No non-compete agreements exist, and since the products generated have been put together using publically available knowledge, there have not been any significant research and development expenses. However the company plans to spend some funds on research and development to refine the products and to develop any additional products that our research shows us there is a market need for.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company. □

The Food and Drug Administration (FDA) has regulations that the company may be subject to under the Dietary Supplement Health and Education Act of 1994 (the "Act"), which was enacted by the FDA in October 1994, amending the Food, Drug and Cosmetic Act. The Act establishes a new statutory class of "dietary supplements," which includes vitamins, minerals, herbs, amino acids and other nutritional supplements for human use to supplement the diet and includes in such class all dietary ingredients on the market as of October 15, 1994. Alternaturals' products, Sombium™ and Focamine™ contain solely ingredients that fall into this category. As a result we are subject to its regulations, which simply outline labeling procedures for ingredients on each package, and a sanitary work environment since the supplements are to be consumed. There are no reporting or approval processes, and the company can sell the products as long as we disclose the ingredients on the product as outlined by the act. As a result these regulations effect the company very little and as ling as we comply, we need to do nothing at all. In the event we do not comply, a complaint could be levied against us and civil penalties could result. However, the company takes great care to follow the labeling guidelines and we anticipate no problems.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain. □

There are no subsidiaries owned by the company.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly). □

Not Applicable – There have been no material changes or events.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event or Milestone	Expected manner of Occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
1)	Increase to 300 sales per week	Leveraging social media and pay-per-click advertising	3 to 4 months
2)	Redesigned packaging for better retail placement	Outsource to a graphic designer	1 month
3)	Create sales literature, brochure and counter display	Outsource to a graphic designer	2 months
4)	First Retail distribution deal	Making sales calls, emails, paper mailings	3 months
5)	Get picked up by small Retail chains or mom and pop - 100 stores	Making sales calls, emails, paper mailings	6 months
6)	Get picked by a big box retail chain 1000 stores	Making sales calls, emails, paper mailings	12 months

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

If the company does not reach the above milestones or equivalent milestones regarding revenue and profitability it is likely that the company will run out of operating expenses.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses show in parenthesis.) ☐

Total $ (1,397,207) ($0.00045 per share) ☐

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable. ☐

Not Applicable – the Company showed no profits

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

($63,358) , which is ($0.00002) per share

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The reason that the offering price is more than the Net tangible Book value is that the company's common shares have consistently traded at a much higher price range (from $0.0001 to $0.0005) over the past several quarters, so management felt that an offering price of $0.0001 more closely represents a fair price for the offering.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

March 14, 2014 – Globe Idol Capital, Inc., a non-affiliate debtor was issued 100,000,000 Common Shares at a Cost Basis of $.0001 ($10,000) Issued in exchange for forgiveness of $10,000 in Convertible debt

March 14, 2014 – Eastlight Enterprises, Inc., a non-affiliate debtor was issued 100,000,000 Common Shares at a Cost Basis of $.0001 ($10,000), Issued in exchange for forgiveness of $10,000 in Convertible debt

May 8, 2014 – Globe Idol Capital, Inc. a non-affiliate debtor was issued 100,000,000 Common Shares at a Cost Basis of $.0001 ($10,000), Issued in exchange for forgiveness of $10,000 in Convertible debt

May 8, 2014 – Eastlight Enterprises, Inc a non-affiliate debtor was issued 100,000,000 Common Shares at a Cost Basis of $.0001 ($10,000), Issued in exchange for forgiveness of $10,000 in Convertible debt

July 8, 2014 – Globe Idol Capital, Inc. a non-affiliate debtor was issued 100,000,000 Common Shares at a Cost Basis of $.0001 ($10,000), Issued in exchange for forgiveness of $10,000 in Convertible debt

July 8, 2014 – Eastlight Enterprises, Inc a non-affiliate debtor was issued 100,000,000 Common Shares at a Cost Basis of $.0001 ($10,000), Issued in exchange for forgiveness of $10,000 in Convertible debt

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any

convertible securities offered in this offering.)

If the maximum is sold: 32.5%
If the minimum is sold: Not Applicable %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $460,999.15 * If the minimum is sold: Not Applicable *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: 0. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $0.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following Table sets forth the use of the proceeds from this offering:

Use	If Maximum Proceeds Raised (No minimum Exists)
Marketing	35,000.00
R&D	20,000.00
Payroll	30,000.00
Equipment	37,500.00
Inventory	16,000.00
Offering Expenses	15,000.00
Contingency	10,000.00

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

In the event that Maximum proceeds are not raised, we will apply them in lesser amounts to the categories described above. Although the percentage of funds is optimal, it is not critical that the proceeds be used in this exact way. The list below shows the percentages in which we currently plan to apply funds raised. Although it may change as need arises.

Use	25% %	Percent Raised Amount($)	50% %	Percent Raised Amount($)	75% %	Percent Raised Amount($)	100% %	Percent Raised Amount($)
Marketing	5.83	$3,281.25	11.67	$13,125.00	17.50	$26,250.00	23.33	$35,000.00
R&D	3.33	1,875.00	6.67	7,500.00	10.00	15,000.00	13.33	20,000.00
Payroll	5.00	2,812.50	10.00	11,250.00	15.00	22,500.00	20.00	30,000.00
Equipment	4.00	6,000.00	8.00	12,000.00	12.00	18,000.00	16.00	24,000.00
Inventory	2.67	1,500.00	5.34	6,000.00	8.00	12,000.00	10.67	16,000.00
Offering Expenses	2.50	3,750.00	5.00	7,500.00	7.50	11,250.00	10.00	15,000.00
Contingency	1.67	937.50	3.34	3,750.00	5.00	7,500.00	6.67	10,000.00
Total Funds Raised		$20,156.25		$61,125.00		$112,500.00		$150,000.00

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Not Applicable – No material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness. ☐

Not Applicable – No material part of the proceeds is to be used to discharge indebtedness

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons. ☐

None of the proceeds from this offering have been earmarked for use in acquiring any specific assets other than in the ordinary course of business.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain: ☐

None of the proceeds from this offering will be used to reimburse any officer, director, employee or stockholder for any services, loans or any other reason originating prior to this offering.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The company is currently operating on minimal funds, and generating minimal return. It is the opinion of the company that without the proceeds from this offering sales alone will not satisfy the company's cash needs for the next twelve months.

On October 31, 2009 the Company issued a Convertible promissory note for loans totaling $150,000.00. The note was to be paid in full on by October 31, 2010 and due to the short-term nature of the note it carries a zero interest rate. The holders may at its election convert all or part of this note into shares of the Company's common stock at a fixed predetermined discounted conversion rate determined at the commitment date. The notes have matured during the year and are considered in default by the Lender. Two parties have purchased this $150,000.00 Note as follows: Eastlight Enterprises, Inc. has purchased $75,000 of this note and Globe Idol Capital, Inc. has purchased $75,000 of the note. Additionally, Eastlight Enterprises, and Globe Idol Capital were issued convertible promissory notes dated January 15, 2014 for $10,000.00 each, for additional funds loaned to the company in this first quarter, which combined totaled $20,000.00 and Peachtree Capital, LLC loaned the Company $40,000 on August 12, 2014 through the issuance of convertible note.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

It is the opinion of the company that the proceeds from this offering will satisfy the company's cash needs for the next twelve months. Currently, the Company has no plans to raise additional funds in any other offering.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

The capitalization of the company reflects our most recent

	Amount Outstanding		
		As Adjusted	
	As of	Minimum	Maximum
DEBT:	9/30/14	Offering	Offering
Short Term Debt (average interest rate 0%)	$500	N/A*	$500
Long Term Debt_(average interest rate 0%)	76,481	N/A*	76,481
Total Debt	76,981	N/A*	76,981
STOCKHOLDERS' DEFICIT:			
Preferred Stock, par value $.00001 per share	0	N/A*	0
Common stock, par value $.00001 per share	3,109,991	N/A*	3,124,991
Additional paid-in-capital	851,107	N/A*	986,107
Retained Deficit	(3,923,349)	N/A*	(3,923,349)
Total Stockholders' Equity (Deficit)	$37,749	N/A*	$187,749
Total Capitalization:	$0	N/A*	$0

Number of preferred shares authorized to be outstanding:

Number of Shares	Class	Par Value
5,000,000	Class A Preferred	$0.00001

Number of common shares authorized to be outstanding:

Number of Shares	Par Value
5,000,000,000 Shares	$0.00001

Number of common shares authorized: 5,000,000,000 shares. Par or stated value per share, if any: $0.00001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares. – Not Applicable

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:
[X] Common Stock□
[ ] Preferred or Preference Stock□
[ ] Notes or Debentures□
[ ] Units of two or more types of securities composed of: _________
[ ]Other: ____

15. These securities have:

Yes	No	
[x]	[ ]	Cumulative voting rights□
[ ]	[x]	Other special voting rights□
[ ]	[x]	Preemptive rights to purchase in new issues of shares□
[ ]	[x]	Preference as to dividends or interest□Preference upon liquidation□
[ ]	[x]	Other special rights or preferences (specify): ________________________________

16. Are the securities convertible?□ [ ] Yes [x] No

If so, state conversion price or formula. Not Applicable
Date when conversion becomes effective: Not Applicable
Date when conversion expires: Not Applicable

17. (a) If securities are notes or other types of debt securities:

(1) What is the interest rate? Not Applicable
If interest rate is variable or multiple rates, describe:

(2) What is the maturity date? Not Applicable
If serial maturity dates, describe: Not Applicable

(3) Is there a mandatory sinking fund? [ ] Yes [x] No□
Describe: Not Applicable

(4) Is there a trust indenture? [ ] Yes [x] No
Name, address and telephone number of Trustee : Not Applicable

(5) Are the securities callable or subject to redemption? [ ] Yes [x] No□
Describe, including redemption prices: Not Applicable

(6) Are the securities collateralized by real or personal property? [ ] Yes [x] No
Describe: Not Applicable

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.
Not Applicable

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? Not Applicable

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? Not Applicable

How much indebtedness is junior (subordinated) to the securities? Not Applicable

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Not Applicable

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: ☐
    Are unpaid dividends cumulative? [ ] Yes [x] No
    Are securities callable? [ ] Yes [x] No
    Explain: ☐ Not Applicable

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered. ☐

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: ☐

    Not Applicable. There are no restrictions on dividends under loan or other financing arrangements or otherwise

20. Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis): Not Applicable

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: ☐

    Not Applicable. The Shares to be offered in connection with this Offering shall be offered by the President of the Company through his contacts, and word of mouth, and will receive no commission. The Company is not using a selling agent or finder in connection with this offering.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) ☐

    Not Applicable. The Company is not using a selling agent or finder in connection with this offering.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. ☐Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the

nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities. □

Not Applicable. The Company is not using a selling agent or finder in connection with this offering.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made: □

Name/Title:	Matthew Briggs, Chief Executive Officer/Director
Address:	5 Saljon Court Centereach NY, 11720
Phone:	616-244-8500

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Not Applicable, The offering is NOT limited to a special group.

Will the certificates bear a legend-notifying holders of such restrictions? []] Yes [X] No (NOT APPLICABLE)

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised: □

Not Applicable

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: □ Will interest on proceeds during escrow period be paid to investors?

Not Applicable. There is no minimum, and no funds will be escrowed as part of this offering.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: □

There are currently 1,309,466,911 shares of stock owned by 47 different shareholders in varying quantities that currently bear a restrictive legend. However, these shares were originally issued many years ago ranging from 2008 to 2010, and so the restrictive legend could be removed at any time upon request of the shareholders. None of these shareholders own an amount more than 5% of the outstanding shares, and it is unknown if the contact information on file is correct.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely. □

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: □

Not Applicable. The company has not offered a dividend, made distributions upon its stock or redeemed any securities in the history of the company, nor does the company intend to do so.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: Chief Executive Officer

Name: Matthew Briggs
Age: □ 25 years old
Office Street Address: 5 Saljon Court Centereach NY, 11720
Telephone No.: 616-244-8500

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Name: Charles Lazar & Associates
Dates: January 2011 - May 2011
Responsibilities: Financial Analysis & Consultant – Assisted in obtaining information by studying public records and filings by the company, as well as by participating in public conference calls. Also collect industry data (mainly balance sheet, income statement and capital adequacy in banking sector), merger and acquisition history and financial news.

Name: AKQYL Holdings
Dates: August 2007 – Present
Responsibilities: Market Analysis Consultant - Focused on outbound tasks like giving product demonstrations in trade shows, creating marketing collateral, studied competitor analysis, market research, and technical writing, more business oriented activities like conducting analyses on technology investments.

Education (degrees, schools, and dates):

School: Hofstra University
Dates: January 2012 - 2013
Degree: Incomplete Bachelors Degree in Accounting

School: Suffolk County Community College
Dates: January 2009 – June 2011
Degree: Associates Degree in Accounting

Also a Director of the Company [x] Yes [ ] No□
Indicate amount of time to be spent on Company matters if less than full time: Full Time □

30. Chief Operating Officer: Title: □ Not Applicable

There is currently no Chief Operating Officer, The Chief Executive officer fulfills these functions.

31. Chief Financial Officer: Title: □ Not Applicable

There is currently no Chief Financial Officer , The Chief Executive officer fulfills these functions.

32. Other Key Personnel:

(A) Name: Mark Figula: Age: 32
Title: Chief Marketing Officer
Office Street Address: 5 Saljon Court Centereach NY, 11720
Telephone No.: 616-244-8500

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

(B) Name: JOMA Global
Dates: 2006-present
Responsibilities: Partner/Owner – Directs all online marketing campaigns, and Internet advertising.

Education (degrees, schools, and dates):

Not Applicable

Also a Director of the Company [ ] Yes [x] No☐
Indicate amount of time to be spent on Company matters if less than full time: 10 hours per week

DIRECTORS OF THE COMPANY

33. Number of Directors: 1 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Matthew Briggs is the company's sole director. Since Matthew Briggs holds at least 51% of the company's outstanding shares, he has voting rights that supersede all votes in the matter of the board of directors, and ultimately who is appointed and for how long.

34. Information concerning outside or other Directors (i.e. those not described above):

Not Applicable – there are no other directors.

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [x] No Explain: Not Applicable

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Not Applicable

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Not Applicable

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Not Applicable

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Not Applicable – the company has no key man life insurance.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not Applicable

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Name	Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	After Offering If All Securities Sold	% of Total
Matthew Briggs	Preferred A	$0.00001	1*	51%	1*	51%

Common share votes now held by above share: 3238929921 (51% of Outstanding)*
Common share votes held by above share if all securities are sold: 3238929921 (51% of Outstanding)*

Office Street Address: 5 Saljon Court Centereach NY, 11720
Telephone No.: 616-244-8500
Principal occupation: Chief Executive officer of Alternaturals, Inc.

* The Preferred Series A Share is not a convertible security. However, the number of common share "votes" it holds is based on the number of outstanding shares at any given time, always equaling 51%.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering:
1 Share - 3238929921* Common Share Votes (51% of total of outstanding)

After offering:
a) Assuming Minimum Securities Sold: Not Applicable.
b) Assuming Maximum Securities Sold: 1 Share - 4798154411* Common Votes (51% of total of outstanding)

(Assume all options exercised and all convertible securities converted.)

* The number above represents the number of Preferred Series A Shares Matthew Briggs owns. However the Preferred Series A Share owned is not a convertible security, but the number of common share "votes" it holds is based on the number of outstanding shares at any given time, always equaling 51%.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS, AND RENUMERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Not Applicable

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Not Applicable

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not Applicable

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	**Other**
Chief Executive Officer	$5,500.00	1 Share Preferred*
Chief Operating Officer	0	None
Chief Accounting Officer	0	None
Key Personnel:		
Chief Marketing Officer	$1,000	None

* 1 Share of Preferred Series A, holds the number of votes equal to 51% of the total outstanding shares at any time.

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

Not Applicable – Renumeration is not expected to change.

(c) If any employment agreements exist or are contemplated, describe:

Not Applicable - No employment agreements exist

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:

Not Applicable – there are no shares subject to issuance under any agreement

Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

Not Applicable – there are no shares subject to issuance under any agreement

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: __0__shares. □

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. □

Any future stock purchase agreements, stock options, warrants or rights will be approved solely by the company's Chief Executive Officer, Matthew Briggs since he holds the number of votes equal to 51% of the outstanding shares at any given time as per the features of his Preferred Series A Share.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Currently, the company is dependent of the services of the company's Chief Executive Officer, Matthew Briggs since he manages all facets of the business, and there is no agreement in place currently that prohibits him from leaving the company, or from competing with the company upon termination.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

Except as described below we have not been engaged in any pending legal proceedings that did or could cause materially adverse effect on the consolidated financial statements of the Company. We are not aware of any legal proceedings pending, threatened or contemplated, against any of our officers and directors, respectively, in their capacities as such.

During 1998, the Company's previous transfer agent issued 58,333 shares of common stock to Gulf Atlantic Publishing, Inc. ("Gulf Atlantic") and Corporate Relations Group, Inc. ("Corporate Relations") for previous advertising agreements that the Company considered to be cancelled. The Company, during August 1999, filed a formal complaint in the State of Florida whereby the courts granted a temporary restraining order against the individuals and/or entities, which received such stock to prohibit the transfer thereof. The Company contended that such shares held by these individuals/entities were wrongfully issued. A settlement was reached in July 2001 wherein the parties agreed to the return and cancellation of the certificates in dispute in exchange for new certificates representing the reduced number of shares (approximately 50% of their initial holdings) pursuant to the settlement agreement. In addition, the parties exchanged mutual general releases.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor. □Name of Tax Advisor:

Not Applicable – The Company is not an S-Corporation under the internal revenue Code of 1986.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor. □

MISCELLANEOUS FACTORS□

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete. □

To our knowledge there are no other material factors, either adverse or favorable, that will or could affect the Company or its business

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

□ Index to Financial Statements:

Note: Financial Statement Begin on the Next Page

Alternaturals, Inc.

(Formerly Premier Mortgage Resources, Inc.)

Consolidated Balance Sheets

(Unaudited)

	September 30, 2014	December 31, 2013
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$5,873	$ -
Prepaid Expenses	7,750	-
Total Current Assets	13,623	-
Intangible assets (Net)	101,107	-
TOTAL ASSETS	$114,730	$ -
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$500	$ -
Derivative liability	63,112	-
Current portion of long-term debt	13,369	150,000
Total Current Liabilities	76,981	150,000
Total Liabilities	76,981	150,000
STOCKHOLDERS' DEFICIT		
Preferred Stock, par value $.0001, 5,000,000 authorized, 1 and 1 share series "b" issued and outstanding, respectively	-	-
Common stock, par value $0.001 per share, 5,000,000,000 shares authorized; 3,109,991,493 and 2,359,991,493 issued, and outstanding 9/30/2014 and 12/31/2013, respectively	3,109,991	2,359,983
Additional paid-in-capital	851,107	0
Retained Deficit	(3,923,349)	(2,509,983)
Total Stockholders' Deficit	37,749	(150,000)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$114,730	$0

"The accompanying notes are an integral part of these financial statements"

Alternaturals, Inc.
(Formerly Premier Mortgage Resources, Inc.)
Consolidated Statements of Cash Flows
(Unaudited)

	For The Nine Months Ended September 30,	
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income(loss)	($1,413,366)	$0
Beneficial conversions	1,350,008	0
Debt discount accretion	13,369	0
Change in fair value of derivative liability	3,112	
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Change in prepaid assets	(7,750)	
Increase (decrease) in accounts payable and accrued expenses	500	0
Net Cash Used in Operating Activities	(54,127)	0
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	0	0
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from notes payable	60,000	0
Net Cash Provided by (Used in) Financing Activities	60,000	0
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,873	0
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	0	0
CASH AND CASH EQUIVALENTS, END OF PERIOD	$5,873	$0
SUPPLEMENTAL DISCLOSURES:		
Cash paid for interest	$0	$0
Cash paid for income taxes	$0	$0
NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Preferred stock exchanged for intangible assets	$101,107	$0
Stock issued for debt	$210,000	$0

"The accompanying notes are an integral part of these financial statements"

Alternaturals, Inc.
(Formerly Premier Mortgage Resources, Inc.)
Consolidated Statements of Operations (Unaudited)

	For The Three Months Ended September 30,		For The Nine Months Ended September 30,	
	2014	2013	2014	2013
REVENUES	$ -	$ -	$2,710	$ -
COST OF SALES	-	-	299	-
GROSS PROFIT	-	-	2,411	-
OPERATING EXPENSES	43,946	-	48,093	-
LOSS FROM OPERATIONS	(35,169)	-	(45,682)	-
OTHER INCOME (EXPENSE)				
Debt discount accretion	(13,369)	-	(13,369)	-
Gain(loss) on derivatives	16,622	-	16,622	-
Interest expense	1,350,008	-	(1,370,937)	-
TOTAL OTHER INCOME (EXPENSE)	1,353,261	-	(1,367,684)	-
NET INCOME (LOSS) BEFORE INCOME TAXES	1,397,207	-	(1,413,366)	-
PROVISION FOR INCOME TAXES	-	-	-	-
NET INCOME (LOSS)	$1,397,207	$ -	($1,413,366)	$ -
OTHER COMPREHENSIVE INCOME /(LOSS) NET OF TAXES				
Unrealized income (loss) on held for sale marketable securities	-	-	-	-
COMPREHENSIVE INCOME/(LOSS)	$1,397,207	$ -	($1,413,366)	$ -
LOSS PER SHARE - BASIC & DILUTED	$0.00	$ -	$0.00	$ -
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	2,950,547,049	2,359,991,493	2,660,538,938	2,359,991,493

"The accompanying notes are an integral part of these financial statements"

NOTE 1 - ORGANIZATION AND OPERATIONS

Organization

Alternaturals, Inc. (the "Company") was incorporated in the State of Nevada on August 17, 1995 under the name "Mortgage Resources, Inc." The name of the Company was changed on August 20, 1997 to its current name. The Company began to commence operations in the mortgage banking industry in 1998. The Company held a license to operate as a mortgage banking entity until 2003. Since the date of incorporation and through August 1998, the company had steady operations. For the period August 1998 to June 30, 2011, the company has performed loan processing and telemarketing services. From of July 1, 2011 to present the company has operated as a consulting corporation making referrals in the mortgage industry. In March of 2007, an amendment was filed with the State of Nevada to increase the number of authorized shares to 5,000,000,000 shares, which is the current structure to date. During the fiscal year ended December 31, 2013, the company acquired DBA Alternaturals.com in order to move forward with it's plan to sell alternative healthcare products including Hemp and cannabis related products as well as several substitutes for popular prescription drugs. On April 30, 2014, a name and symbol change was approved by FINRA and took effect changing the company name to Alternaturals, Inc. and the symbol to ANAS. The new business operates out of a small office but has plans to expand rapidly over the next year using organic growth from the sale of the products online and in retail stores and dispensaries.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:

For financial statement presentation purposes, short-term, highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company maintains its cash accounts at several financial institutions, which at times may exceed the insurable FDIC limit, but management believes that there is little risk of loss.

Fair Value of Financial Instruments:

In September 2006, the Financial Accounting Standards Board (FASB) introduced a framework for measuring fair value and expanded required disclosure about fair value measurements of assets and liabilities. The Company adopted the standard for those financial assets and liabilities as of the beginning of the 2008 fiscal year and the impact of adoption was not significant. FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" (ASC 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability; either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g. interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•Level 3—Inputs that are both significant to the fair value measurement and unobservable.

The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include investments in available-for-sale securities and accounts payable and accrued expenses. The Company has also applied ASC 820 for all non- financial assets and liabilities measured at fair value on a non-recurring basis. The adoption of ASC 820 for non-financial assets and liabilities did not have a significant impact on the Company's financial statements.

Comprehensive Income:

ASC Topic 220 (SFAS No. 130) establishes standards for reporting comprehensive income and its components. Comprehensive income is defined as the change in equity during a period from transactions and other events from non-owner sources. Per the consolidated financial statements, the Company has purchased available-for-sale securities that are subject to this reporting.

Other-Than-Temporary Impairment:

All of our non-marketable and other investments are subject to a periodic impairment review. Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. When events or changes in circumstances indicate that long- lived assets other than goodwill may be impaired, an evaluation is performed to determine if a write-down to fair value is required. When an asset is classified as held for sale, the asset's book value is evaluated and adjusted to the lower of its carrying amount or fair value less cost to sell. In addition, depreciation and amortization ceases while it is classified as held for sale.

The indicators that we use to identify those events and circumstances include:

- The investee's revenue and earnings trends relative to predefined milestones and overall business prospects;
- The general market conditions in the investee's industry or geographic area, including regulatory or economic changes;
- Factors related to the investee's ability to remain in business, such as the investee's liquidity, debt ratios, and the rate at which the investee is using its cash; and
- The investee's receipt of additional funding at a lower valuation. If an investee obtains additional funding at a valuation lower than our carrying amount or a new round of equity funding is required for the investee to remain in business, and the new round of equity does not appear imminent, it is presumed that the investment is other than temporarily impaired, unless specific facts and circumstances indicate otherwise.

Revenue and Cost Recognition:

Revenue is derived from sales of products to distributors and consumers. Revenue is recognized in accordance with Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," as revised by SAB No. 104. As such, the Company recognizes revenue when persuasive evidence of an arrangement exists, title transfer has occurred, the price is fixed or readily determinable, and collectability is probable. Sales are recorded net of sales discounts.

Investments:

Marketable securities are classified as available-for-sale. Accordingly, they are carried at fair value with unrealized gains and losses reported, net of deferred income taxes, in accumulated other comprehensive income, a separate component of stockholder's equity.

Allowance for Doubtful Accounts:

The Company establishes an allowance for doubtful accounts through a review of several factors, including historical collection experience, current aging status of the customer accounts and the financial condition of the customers.

Fixed Assets:

Fixed assets are reported at cost less accumulated depreciation, which is generally provided on the straight-line method over the estimated useful lives of the assets. Upon sale or retirement of an asset, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Reclassifications:

Certain reclassifications have been made to prior year balances to conform to the current year's presentation only in such cases where the impact in the prior year's financials would have been immaterial to that period.

Financing Fees:

Financing fees are being amortized over the life of the related liability on the straight-line method which is not materially different than using the effective interest method.

Goodwill and Intangible Assets Arising from Acquisitions:

The reported amounts of goodwill for each business-reporting unit are reviewed for impairment on an annual basis and more frequently when negative conditions such as significant current or projected operating losses exist. The annual impairment test for goodwill is a two-step process and involves comparing the estimated fair value of each business-reporting unit to the business-reporting unit's carrying value, including goodwill. If the fair value of a business-reporting unit exceeds its carrying amount, goodwill of the business reporting unit is not considered impaired, and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment loss to be recorded, if any.

Evaluating Impairment of Long-lived Assets:

When events or changes in circumstances indicate that long-lived assets other than goodwill may be impaired, an evaluation is performed. For an asset classified as held for use, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down to fair value is required. When an asset is classified as held for sale, the asset's book value is evaluated and adjusted to the lower of its carrying amount or fair value less cost to sell. In addition, depreciation and amortization ceases while it is classified as held for sale.

Net Loss Per Share:

Net loss per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) includes additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti–dilutive. The following is a reconciliation of the computation for basic and diluted EPS for the nine months ended September 30, 2014 and 2013:

	9/30/2014	9/30/2013
Net Income (Loss)	$ (1,413,366)	$ 0
Weighted-average common shares outstanding basic:		
Weighted-average common stock basic	2,660,538,938	2,359,983,160
Equivalents		
Stock options	-	-
Warrants	-	-
Convertible Notes	-	-
Weighted-average common shares outstanding- Diluted	2,660,538,938	2,359,983,160

Income Taxes:

The Company recognizes the amount of taxes payable or refundable for the year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will not be realized.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company is in the process of bringing its tax filings current.

Recently Issued Accounting Pronouncements:

On June 10, 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-10, *Development Stage Entities (Topic 915) – Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation*, which eliminates the concept of a development stage entity (DSE) in its entirety from current accounting guidance.

The Financial Accounting Standards Board (FASB) has updated U.S. Generally Accepted Accounting Principles (GAAP) to eliminate a critical gap in existing standards. The new guidance, found in Accounting Standards Update (ASU) 2014-15, *Presentation of Financial Statements — Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*, clarifies the disclosures management must make in the organization's financial statement footnotes when management has substantial doubt about its ability to continue as a "going concern." The guidance applies to all companies.

NOTE 3- ACCOUNTS RECEIVABLE

The company currently has no receivables. However, the company does have intellectual property assets and with the new product line will have a steady revenue stream generated by the sale of its retail products.

NOTE 4- ACQUISITIONS AND INTANGIBLES

The company has not engaged in any acquisitions throughout the period.

Intangible assets consist of the following:

	9/30/2014	12/31/2013
Trademarks	$ 50,000	$ 0
Software	0	0
Less: Accumulated amortization Impairment	0	0
Intangible Assets, Net	50,000	0
Goodwill	$ 51,107	$ 0
Less: impairment	0	0
Goodwill, Net	$ 51,107	$ 0

NOTE 5- CONVERTIBLE PROMISSORY NOTES

On October 31, 2009 the Company issued a Convertible promissory note for loans totaling $150,000.00. The note was to be paid in full on by October 31, 2010 and due to the short-term nature of the note it carries a zero interest rate. The holders may at its election convert all or part of this note into shares of the Company's common stock at a fixed predetermined discounted conversion rate determined at the commitment date. The notes have matured during the year and are considered in default by the Lender. Two parties have purchased this $150,000.00 Note as follows: Eastlight Enterprises, Inc. has purchased $75,000 of this note and Globe Idol Capital, Inc. has purchased $75,000 of the note. Additionally, Eastlight Enterprises, and Globe Idol Capital were issued convertible promissory notes dated January 15, 2014 for $10,000.00 each, for additional funds loaned to the company in this first quarter, which combined totaled $20,000.00 and Peachtree Capital, LLC loaned the Company $40,000 on August 12, 2014 through the issuance of convertible note.

Notes payable consist of the following for the periods ended September 30, 2014

Original Notes Payable	(1)	$	150,000	(2)	$	20,000	(3)	$ 40,000
Discounts on Notes		$	(150,000)		$	(20,000)		$ (40,000)
Conversions		$	75,000		$	0		$ 0
Notes Payable Balance at September 30,2014		$	0		$	0		$ 0

(1) Demand note, 0% interest rate per annum, due January 15, 2015 unsecured convertible $0.0001 per share.
(2) Twelve month note, 22% interest rate per annum, due January 15, 2015 unsecured convertible at 45% discount to market.
(3) Twelve month note, 22% interest rate per annum, due August 12, 2015 unsecured convertible at 45% discount to market.

NOTE 6 - LOAN PAYABLE TO SHAREHOLDERS

As of June 30, 2014 there were no loans payable to shareholders outstanding.

NOTE 7 - DERIVATIVE LIABILITY

The Company accounts for derivative financial instruments in accordance with ASC 815, which requires that all derivative financial instruments be recorded in the balance sheets either as assets or liabilities at fair value.

The Company's derivative liability is an embedded derivative associated with one of the Company's convertible promissory notes. The convertible promissory notes were issued on January 15 and August 12, 2014, (the "Notes"), are hybrid instruments which contain an embedded derivative feature which would individually warrant separate accounting as a derivative instrument under Paragraph 815-10-05-4. The embedded derivative feature includes the conversion feature to the Note. Pursuant to Paragraph 815-10-05-4, the value of the embedded derivative liability have been bifurcated from the debt host contract and recorded as a derivative liability resulting in a reduction of the initial carrying amount (as unamortized discount) of the notes, which are amortized as debt discount to be presented in other (income) expenses in the statements of operations using the effective interest method over the life of the notes.

The embedded derivative within the note have been valued using the Black Scholes approach, recorded at fair value at the date of issuance; and marked-to-market at each reporting period end date with changes in fair value recorded in the Company's statements of operations as "change in the fair value of derivative instrument".

As of January 15, 2014, August 12 and September 30, 2014, the estimated fair value of derivative liability was determined to be $33,580, $46,154 and $63,112, respectively. On January 15, 2014, the derivative liability was recognized with a debt discount of $20,000 and a loss on derivative liabilities of $33,580. On August 12, 2014, the derivative liability was recognized with a debt discount of $40,000 and a loss on derivative liabilities of $46,154. During the nine months ended September 30, 2014, amortization of $13,369 was recorded against the discount. The change in the fair value of derivative liabilities for the nine months ended September 30, 2014 was $16,622 resulting in an aggregate gain on derivative liabilities of $16,622.

Financial assets and liabilities measured at fair value on a recurring basis are summarized below and disclosed on the balance sheets:

Fair Value Measurement Using

	Carrying Value	Level 1	Level 2	Level 3	Total
Derivative liabilities on conversion feature	63,112	-	-	63,112	63,112
Total derivative liabilities	63,112	$ -	$ -	63,112	63,112

Summary of the Changes in Fair Value of Level 3 Financial Liabilities

The table below provides a summary of the changes in fair value, including net transfers in and/or out, of all financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the nine months ended September 30, 2014:

	Derivative Liability
	$
Fair value, December 31, 2013	-
Additions	79,734
Change in fair value	(16,622)
Transfers in and/or out of Level 3	-
Fair value, September 30, 2014	$ 63,112

NOTE 8 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Currently, the Company has limited operating history and has incurred operating losses, insufficient working capital on hand and an accumulated deficits to date. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management believes that the Company's capital requirements will depend on many factors including the success of the Company's development efforts and its efforts to raise capital. Management also believes the Company needs to raise additional capital for working capital purposes. There is no assurance that such financing will be available in the future. The conditions described above raise substantial doubt about our ability to continue as a going concern. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

The Company currently has no commitments or contingencies.

NOTE 10 - DISCONTINUED OPERATIONS

In 2011, the company was divested of its major operations, but continued operating as a licensing company maintaining its intellectual property and attempting to license it. As of 09/30/14 the company still operated as a licensing company.

NOTE 10 - INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The effective tax rate on the net loss before income taxes differs from the U.S. statutory rate as follows:

	9/30/2014
U.S statutory rate	34.00%
Less valuation allowance	(34.00)%
Effective tax rate	0.00%

The significant components of deferred tax assets and liabilities are as follows:

	9/30/2014
Deferred tax assets	
Net operating losses	$ (3,914,572)
Deferred tax liability	
Net deferred tax assets	(1,330,954)
Less valuation allowance	1,330,954
Deferred tax asset - net valuation allowance	$ 0

On an interim basis, the Company has a net operating loss carryover of approximately $3,914,572 available to offset future income for income tax reporting purposes, which will expire in various years through 2032, if not previously utilized. However, the Company's ability to use the carryover net operating loss may be substantially limited or eliminated pursuant to Internal Revenue Code Section 382. The Company adopted the provisions of ASC 740-10-50, formerly FIN 48, and "Accounting for Uncertainty in Income Taxes". The Company had no material unrecognized income tax assets or liabilities as of September 30, 2014.

The Company's policy regarding income tax interest and penalties is to expense those items as general and administrative expense but to identify them for tax purposes. During the six months ended September 30, 2014, there were no income tax, or related interest and penalty items in the income statement, or liabilities on the balance sheet. The Company files income tax returns in the U.S. federal jurisdiction and Nevada state jurisdiction. We are not currently involved in any income tax examinations.

END OF NOTES TO FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

□

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes. □

    The company has shown losses over the course of the last fiscal year due mainly to taking on additional debt, for the purchase of inventory and a small amount of equipment. The company's strategy is to keep inventory low and manufacture product as it sells to avoid having a cash shortfall in the future as sales ramp up to support the business.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business, which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible. □

    The company has not had significant operations or sales to accurately determine if any trends exist, or what they may be.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ___88___ %. What is the anticipated gross margin for next year of operations? Approximately __Unknown____ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained. □

    The Company has not had significant enough sales to accurately calculate the gross margin to any degree of certainty. For the last fiscal year the company has sold approximately $2,710.00 worth of product, with a gross margin of $2,411.00, which is too small at this point to supply a gross margin that would not potentially be subject to large fluctuations and variations.

50. Foreign sales as a percent of total sales for last fiscal year: __0__ %. Domestic government sales as a percent of total domestic sales for last fiscal year: __0__ %. Explain the nature of these sales, including any anticipated changes: □

    Not Applicable – the company has had neither foreign nor Governmental Sales.

PART III EXHIBITS

Exhibit Number	Description
1.1	Restated Certificate of Incorporation
1.2	Bylaws
2.1	Subscription Agreement
2.2	Legal Opinion

EXHIBIT 1.1

RESTATED CERTIFICATE OF INCORPORATION OF ALTERNATURALS, INC

ARTICLE NAME

The name of the Corporation shall be ALTERNATURALS, INC.

ARTICLE II PERIOD OF DURATION

ALTERNATURALS, INC (the "Corporation") shall have perpetual existence.

ARTICLE III REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation in the State of Nevada is 1700 East Desert Inn Road, Suite 113, Las Vegas, Nevada 89109. The name of the Corporation's registered agent at the address is Robert C. Bovard. Either the registered office or the registered agent may be changed in the manner provided by law.

ARTICLE IV PURPOSE

The purpose for which the Corporation is formed is to engage in and to transact any lawful business or businesses for which corporations may be incorporated pursuant to the Nevada General Corporation Law, including without limitation any lawful business or businesses similar to that of a holding company.

ARTICLE V POWERS

In furtherance of the foregoing purposes the Corporation shall have and may exercise all of the rights, powers and privileges now or hereafter conferred upon corporations organized under Nevada General Corporation Law, as amended. In addition, it may do everything necessary, suitable or proper toward the accomplishment of any corporate purpose.

ARTICLE VI CAPITAL STOCK

The total number of shares of stock which the Corporation shall have authority to issue is 1,010,000,000; 1,000,000,000 shares shall be designated common stock, par value $.00001 per share and 10,000,000 shares shall be designated as preferred stock, par value $.00001 per share.

Preferred Stock:

The Board of Directors of the Corporation is vested with the authority to determine and state the designations and preferences, limitation, relative right and voting rights, if any, of each series by the adoption and filing in accordance with the Nevada General Corporation Law, before the issuance of any shares of such series, of an amendment need not be approved by the stockholders or the holders of any class or series of shares except as provided by law. All shares of preferred stock of the same series shall be identical.

No share shall be issued without consideration being exchanged, and it shall thereafter be non-assessable.

The following is a description of each class of stock of the Corporation with the preferences, conversion and other rights, restrictions, voting powers, limitations as to distributions, qualifications, and terms and condition of redemption of each class:

FIRST: The Common Stock shall have voting rights such that each share of Common Stock duly authorized, issued and outstanding shall entitle its holder to one vote.

SECOND: Notwithstanding any provision of this Certificate of Incorporation to the contrary, the affirmative vote of a majority of all the votes entitled to be cast on the matter shall be sufficient, valid and effective, after due authorization, approval or advice of such action by the Board of Directors, as required by law, to approve and authorize the following acts of the Corporation:

(i) any amendment of this Certificate of Incorporation;

(ii) the merger of the Corporation into another corporation or the merger of one or more other corporations into the Corporation;

(iii) the sale, lease, exchange or other transfer of all, or substantially all, of the property and assets of the Corporation including its goodwill and franchises;

(iv) the participation by the Corporation in a share exchange (as defined in Nevada General Corporation Law); and

(v) the voluntary or involuntary liquidation, dissolution or winding-up of or the revocation of any such proceedings relating 0 the Corporation.

ARTICLE VII
QUORUM PROTECTIVE PROVISIONS

Quorum. The presence in person or by proxy of the holders of record of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote thereat shall constitute a quorum at all meetings of the stockholders, except otherwise provided by the Nevada General Corporation Law, by this Certificate of Incorporation or by the Corporation's By-Laws. If less than a quorum shall be in attendance at the time for which the meeting shall have been called, the meeting may be adjourned from time to time by a majority vote of the stockholders present or represented, without any notice other than by announcement at the meeting, until a quorum shall attend. At any adjourned meeting at which a quorum shall attend any business may be transacted which might have been transacted if the meeting had been held as originally called.

ARTICLE VIII

PREEMPTIVE RIGHTS

A shareholder of the Corporation shall not be entitled to a preemptive or preferential right to purchase, subscribe for, or otherwise acquire any unissued or treasury shares of stock of the Corporation, or any options or warrants to purchase, subscribe for or otherwise acquire any such unissued or treasury shares, or any shares, bonds, notes, debentures, or other securities convertible into or carrying options or warrants to purchase, subscribe for or otherwise acquire any such unissued or treasury shares.

ARTICLE IX
CUMULATIVE VOTING RIGHTS

The shareholders shall not be entitled to cumulative voting rights.

ARTICLE X
BOARD OF DIRECTORS

The Board of Directors shall consist of not less than one (1) and not more than nine (9) directors. Within the foregoing limits, the number of directors from time to time comprising the entire board of directors shall be fixed by or in the manner provided in the By-Laws.

(1) The Board of Directors shall have the power to authorize the issuance from time to time of shares of stock of any class, whether now or hereafter authorized, or securities convertible into or exercisable for shares of its stock of any class or classes, including options, warrants or rights, whether now or hereafter authorize.

(2) The Board of Directors shall have the power, if authorized by the By-Laws, to designate by resolution or resolutions adopted by a majority of the Board of Directors, one or more committees, each committee to consist of two or more of the directors of the Corporation. which, to the extent provided in said resolutions or in the By-Laws of the Corporation and permitted by the Nevada General Corporation Law, shall have any and may exercise any or all of the powers of the Board of Directors in the management of the business and affairs of the Corporation, and shall have power to authorize the seal of the Corporation to be affixed to all instruments and documents which may require it.

(3) If the By-Laws so provide, the Board of Directors shall have the power to hold its meetings, to have an office or offices and, subject to the provisions of Nevada General Corporate Law, to keep the books of the Corporation, outside of said State at such place or places as may from time to time be designated by it.

(4) The Board of Directors shall have the power to borrow or raise money, from time to time and without limit, and upon any terms, for any corporate purposes; and, subject to the Nevada General Corporation Law, to authorize the creation, issuance, assumption or guaranty of bonds, notes or other evidences of indebtedness for moneys so borrowed, to include therein necessary provisions such as redemption, conversion or otherwise, as the Board of Directors, in its sole discretion, may determine and to secure the payment of principal, interest or sinking fund in respect thereof by mortgage upon, or the pledge of, or the conveyance or assignment in trust of, the whole or any part of the properties, assets and goodwill of the Corporation then owned or thereafter acquired.

(5) The Board of Directors shall have the power to adopt, amend and repeal the By-Laws of the Corporation.

The enumeration and definition of a particular power of the Board of Directors included in the foregoing shall in no way be limited or restricted by reference to or inference from the terms of any other clause of this or any other article of this Certificate of Incorporation, or construed as or deemed by inference or otherwise in any manner to exclude or limit any powers conferred upon the Board of Directors under the laws of the State of Nevada now or hereinafter in force.

ARTICLE XI
INDEMNIFICATION

The Corporation may:

(A) Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another Corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe this conduct was unlawful. The termination of any action, suit, or proceeding by judgment,
orders, settlement, or conviction or equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

(B) Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another Corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person had been adjudged to be liable for negligence or misconduct in the performance of his duty to the
Corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

(C) Indemnify a director, officer, employee, fiduciary or agent of a corporation to the extent he has been successful on the merits in defense of any action, suit, or proceeding referred to in (A) or (B) of this Article XII or in defense of any claim, issue, or matter therein, against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under (A) or (B) of this Article XI (unless ordered by a court) and as distinguished from (C) of this Article shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, fiduciary or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in (A) or (B) above. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such a quorum is not obtainable or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders. Expenses (including attorney fees) incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee, fiduciary or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Corporation as authorized in this Article XI.

The indemnification provided by this Article XI shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by—law, agreement, vote of shareholders or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, fiduciary or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the Corporation or who is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under provisions of this Article XI.

ARTICLE XII
TRANSACTIONS WITH INTERESTED PARTIES

No contract or other transaction between the Corporation and one (1) or more of its directors or any other Corporation, firm , association, or entity in which one (1) or more of its directors are directors or officers or are financially interested shall be either void or voided solely because of such relationship or interest, or solely because such directors are present at the meeting of the board of directors or a committee thereof which authorizes, approves, or ratifies such contract or transaction, or solely because their votes are counted for such purpose if:

(A) The fact of such relationship or interest is disclosed or known to the Board of Directors or committee that authorizes, approves, or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors;

(B) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve, or ratify such contract or transaction by vote or written consent; or

(C) The contract or transaction is fair and reasonable to the Corporation. Common or interested directors may be counted in determining the presence of a quorum, as herein previously defined, at a meeting of the Board of Directors or a committee thereof that authorizes, approves, or ratifies such contract or transaction.

ARTICLE XIII
VOTING OF SHAREHOLDERS

Except as may be otherwise required by law, if a quorum is present, the affirmative vote of a majority of the outstanding shares represented at the meeting and entitled to vote thereon, or of any class or series, shall be the act of the shareholders on all matters except the election of directors. Directors shall be elected by plurality vote.

ARTICLE XIV
LIABILITY OF DIRECTORS

To the maximum extent permitted by law, no director of the Corporation shall be personally liable for money damages to the Corporation or any of its stockholders for money damages for breach of fiduciary duty as a director.

ARTICLE XV
IN CORPORATOR

The name and address of the incorporator is as follows:

Robert C. Bovard
1700 East Desert Inn Road
Suite 113
Las Vegas, Nevada 89109

DATED this 16th day of August, 1995

/s/ Robert C. Bovard

ROBERT C. BOVARD



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

Filed in the office of	Document Number 20070037160-66
Ross Miller Secretary of State State of Nevada	Filing Date and Time 01/19/2007 9:30 AM
	Entity Number C14037-1995

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Premier Mortgage Resources, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

I: Special meeting regarding status of merger for affecting partial name change, motion carried and name change to be as follows; From:

Premier Mortgage Resources, Inc.

To:

Auto V Resources, Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: allowance of Court Order for Custodi; See Copy attached, to Company File.

4. Effective date of filing (optional): 1/18/07

(must not be later than 90 days after the certificate is filed)

5. Officer Signature (Required): X

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM 78.385 Amend 2007
Revised on: 01/01/07

PAGE 02

01/19/2007 06:57 7029512406



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number 20080803831-53
Ross Miller Secretary of State State of Nevada	Filing Date and Time 12/10/2008 12:07 PM
	Entity Number C14037-1995

Certificate of Amendment

(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Auto V Resources, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

1. The name of the corporation is:

Premier Mortgage Resources, Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is: 51%

4. Effective date of filing (optional): December 5, 2008 (must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): X [signature]

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State AM 78.385 Amend 2003
Revised on: 11/03/03


090203



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20140234175-69
Ross Miller Secretary of State State of Nevada	Filing Date and Time 03/31/2014 8:00 AM
	Entity Number C14037-1995

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Premier Mortgage Resources, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

The name of the corporation is changed to Alternaturals, Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 51%

4. Effective date and time of filing: (optional) Date: 4/31/14 Time:

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 11-27-13

SECRETARY OF STATE



STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

ALTERNATURALS, INC.

Nevada Business Identification # NV19951119260

Expiration Date: August 31, 2014

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.

This license shall be considered valid until the expiration date listed above unless suspended or revoked in accordance with Title 7 of Nevada Revised Statutes.



IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on March 31, 2014

ROSS MILLER
Secretary of State

This document is not transferable and is not issued in lieu of any locally-required business license, permit or registration.

Please Post in a Conspicuous Location

You may verify this Nevada State Business License online at www.nvsos.gov under the Nevada Business Search.


150101



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Certificate of Designation

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:
Alternaturals, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

The shares of Preferred Stock created out of the 5,000,000 shares of preferred stock, par value $.00001 per share, of the Company has authorized (the "Preferred Stock")hereby shall be designated the "Series A Convertible Preferred Stock" (the "Series A Preferred Stock") and the authorized number of shares constituting such series shall be 1 share. As otherwise provided by applicable law and in addition to any voting rights provided by law, the holders of outstanding shares of the Series A Preferred Stock shall have the following rights regarding voting:

(a) The holder of the outstanding share of Series A Preferred Stock shall be entitled to the number of votes equal to the number that would be required to have 51% of the outstanding voting rights at all times, making the holder of such share, the majority shareholder.

(b) The Company shall not amend, alter or repeal preferences, rights, powers or other terms of the Series A Preferred Stock so as to affect adversely the Series A Preferred Stock, without the written consent or affirmative vote of the holder of the share of Series A Preferred Stock, given in writing. For this purpose, without limiting the generality of the foregoing, the authorization or issuance of any series of Preferred Stock which is on a parity with or has preference or priority over the Series A Preferred Stock as to the right to receive either dividends or amounts distributable upon liquidation, dissolution or winding up of the Company shall be deemed to affect adversely the Series A Preferred Stock.

3. Effective date of filing: (optional) 09/02/13

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 3-6-09

Exhibit 1.2

BY-LAWS
OF
ALTERNATURALS INC.

A Nevada Corporation

ARTICLE I – OFFICES

The registered office of the Corporation in the State of Nevada shall be located in the City and State designated in the Certificate of Incorporation. The Corporation may also maintain offices at such other places within or without the State of Nevada as the Board of Directors may, from time to time, determine.

ARTICLE II — MEETING OF SHAREHOLDERS

Section 1 — Annual Meetings:

The annual meeting of the shareholders of the Corporation shall be held at the time fixed, from time to time, by the Directors, at the time fixed from time to time by the Directors.

Section 2 — Special Meetings:

Special meetings of the shareholders may be called by the Board of Directors or such person or persons authorized by the Board of Directors and shall be held within or without the State of Nevada.

Section 3 - Court-Ordered Meeting:

The Court of Chancery in this State where the Corporation's principal office is located, or where the Corporation's registered office is located in this state, may after notice to the Corporation, order a meeting if an annual meeting has not been held within any thirteen month period, if there is a failure by the Corporation to hold an annual meeting for a period of thirty days after the date designated therefore, or if no date has been designated, for a period of thirteen months after the organization of the Corporation or after its last annual meeting. The court may fix the time and place of the meeting, determine the shares entitled to participate in the meeting, specify a record date for determining shareholders, entitled to notice of and to vote at the meeting, prescribe the form and content of the meeting notice, and enter other orders as may be appropriate.

Section 4 - Place of Meetings:

Meeting of the shareholders shall be held at the registered office of the Corporation, or at such other places, within or without the State of Nevada as the Directors may from time to time fix. If no designation is made, the meeting shall be held at the Corporation's registered office in the state of Nevada: 701 Palomar Airport Road, Suite 300, Carlsbad, CA 92009

Section 5 — Notice of Meetings:

(a) Written or printed notice of each meeting of shareholders, whether annual or special, stating the time when and place where it is to be held, shall be served either personally or by first class mail, by or at the direction of the president, the secretary, or the officer or the person calling the meeting, not less than ten or more than sixty days before the date of the meeting, unless the lapse of the prescribed time shall have been waived before or after the taking of such action, upon each shareholder of record entitled to cite at such meeting, and to any other shareholder to whom given notice may be required by law. Notice of a special meeting shall also state the business to be transacted or the purpose or purposes for which the meeting is called, and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting. If, at any meeting, action is proposed to be taken that would, if taken, entitle shareholders to dissent and receive payment for their shares pursuant to the Nevada General Corporation Law, the notice of such meeting shall include a statement of that purpose and to that effect. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the shareholder as it appears on the share transfer records of the Corporation.

Sections 6 — Shareholders' List:

(a) After fixing a record date for a meeting, the officer who has charge of the stock ledger of the Corporation, shall prepare an alphabetical list of the names of all its shareholders entitled to notice of the meeting, arranged by voting group with the address of, and the number, class, and series, if any, of shares held by each shareholder. The shareholders' list must be available for inspection by any shareholder for a period of ten days before the meeting or such shorter time as exists between the record date and the meeting and continuing through the meeting at the Corporation's principal office, at a place identified in the meeting notice in the city where the meeting will be held, or at the office of the Corporation's transfer agent or registrar. Any shareholder of the Corporation or the shareholder's agent or attorney is entitled on written demand to inspect the shareholders' list during regular business hours and at the shareholder's expense, during the period it is available for inspection.

(b) The Corporation shall make the shareholder's list available at the meeting of shareholders, and any shareholder or the shareholder's agent or attorney is entitled to inspect the list at any time during the meeting or any adjournment.

(c) Upon the willful neglect or refusal of the Directors to produce such a list at any meeting for the election of Directors, such Directors shall be ineligible for election for any office at such meeting.

(d) The stock ledger shall be the only evidence as to who are the shareholders entitled to examine the stock ledger, the list required by Section 219 of the Nevada General Corporation Law or the books of the Corporation, or to vote in person or by proxy at any shareholders' meeting.

Section 7 — Quorum:

(a) Except as otherwise provide herein, or by law, or in the Certificate of Incorporation (such Articles and any amendments thereof being hereinafter collectively referred to as the "Certificate of Incorporation"), or for meetings ordered by the Court of Chancery called pursuant to Section 211 of the Nevada General Corporations Law, a quorum shall be present at all meetings of shareholders of the Corporation, if the holders of a majority of the shares entitled to vote on that matter are represented at the meeting in person or by proxy.

(b) The subsequent withdrawal of any shareholder from the meeting, after the commencement of a meeting, or the refusal of any shareholder represented in person or by proxy to vote, shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

(c) Despite the absence of a quorum at any meeting of shareholders, the shareholders present may adjourn the meeting.

Section 8 — Voting:

(a) Except as otherwise provided by law, the Certificate of Incorporation, or these Bylaws, any corporate action, other than the election of Directors, the affirmative vote of the majority of shares entitled to vote on that matter and represented either in person or by proxy at a meeting of shareholders at which a quorum is present shall be the act of the shareholders of the Corporation.

(b) Unless otherwise provided for in the Articles of Incorporation of this Corporation, Directors will be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present and each shareholder entitled to vote has the right to vote the cumber of shares owned by him/her for as many persons as there are Directors to be elected.

(c) Unless otherwise provided for in the Certificate of Incorporation of this Corporation, Directors will be elected by a plurality of the votes by the shares, present in person or by proxy, entitled to vote in the election at a meeting at which a quorum is present and each shareholder entitled to vote has the right to vote the number of shares owned by him/her for as many persons as there are Directors to be elected.

(d) Except as otherwise provided by statute, the Certificate of Incorporation, or these Bylaws, at each meeting of shareholders, each shareholder of the Corporation entitled to cite thereat, shall be entitled to one vote for each share registered in his or her name on the books of the Corporation.

Section 9 — Proxies:

Each shareholder entitled to vote or to express consent or dissent without a meeting, may do so either in person or by proxy, so long as such proxy is executed in writing by the shareholder himself or herself, or by his or her attorney-in—fact thereunto duly authorized in writing. Every proxy shall be revocable at will unless the proxy conspicuously states that it is irrevocable and the proxy is coupled with an interest. A telegram telex, cablegram, or similar transmission by the shareholder, or a photographic, photo static, facsimile, shall be treated as a valid proxy, and treated as a substitution of the original proxy, so long as such transmission is a complete reproduction executed by the shareholder. No proxy shall be valid after the expiration of three years from the date of its execution, unless otherwise provided in the proxy. Such instrument shall be exhibited to the Secretary at the meeting and shall be filed with the records of the Corporation.

Section 10 — Action Without a Meeting:

Unless otherwise provided for in the Certificate of Incorporation of the Corporation, any action to be taken at any annual or special shareholders' meeting, may be taken without a meeting, without prior notice and without a vote if a written consent or consents is/are signed by the shareholder of the Corporation having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote thereat were present and voted is delivered by hand or by certified or registered mail, return receipt requested, to the Corporation to its registered office in the State of Nevada, its principal place of business or an officer or Agent of the Corporation having custody of the book in which proceedings of shareholders' meetings are recorded.

Section 11- Inspectors:

(a) The Corporation shall appoint one or more inspectors, and one or more alternate inspectors, to act at any shareholders' meeting and make a written report thereof, so long as such inspectors sign an oath to faithfully execute their duties with impartially and to the best of their ability before such meeting. If no inspector or alternate is able to act at the shareholder meeting, the presiding officer shall appoint one or more inspectors to act at the meeting.

(b) The inspector shall:

i. Ascertain the number of shares entitled to vote and the voting power of each such shareholder;
ii. Determine the shares represented at a meeting and the validity of proxies and ballots;
iii. Count all votes and ballots;
iv. Determine and retain for a reasonable time a disposition record of any challenges made to any of the inspectors' determinations; and
v. Certify the inspectors' determinations of the number of shares represented at the meeting and their count of all votes and ballots.

ARTICLE III — BOARD OF DIRECTORS

Section 1 — Number, Term, Election and Qualifications:

(a) The first Board of Directors and all subsequent Boards of the Corporation shall consist of 1 persons, unless and until otherwise determined by vote of a majority of the entire Board of Director. The Board of Directors or shareholders all have the power, in the interim between annual and special meetings of the shareholder, to increase or decrease the number of Directors of the Corporation. A Director need not be a shareholder of the Corporation unless required by the Certificate of Incorporation of the Corporation or these Bylaws.

(b) Except as may otherwise be provided herein or in the Certificate of Incorporation, the members of the Board of Directors of the Corporation shall be elected at the first annual shareholders' meeting and at each annual meeting thereafter, unless their terms are staggered in the Certificate of Incorporation of the Corporation or these Bylaws, by a majority of the votes cast at a meeting of shareholders, by the holders of shares entitled to vote in the election.

(c) The first Board of Directors shall hold office until the first annual meeting of the shareholders and until their successors have been duly executed and qualified or until there is a decrease in the number of Directors. Thereinafter, Directors will be elected at the annual meeting of shareholders and shall hold office until the annual meeting of the shareholders next succeeding his election, or until his/her prior death, resignation or removal. Any Director may resign at any time upon written notice of such resignation to the Corporation.

*NOTE: Article III Section 1 Subsection (b) of these Bylaws shall not be used in the Corporation's Bylaws unless the Corporation has one or more classes of voting stock that are:

(i) listed on a national exchange; (ii) authorized for quotation on an inter—dealer quotation system of a registered national securities association; or (iii) held by more than two thousand shareholders of record of the Corporation.

Section 2 — Duties and Powers:

The Board of Directors shall be responsible for the control and management of the business and affairs, property and interests of the Corporation, and may exercise all powers of the Corporation, except such as those stated under Nevada State Law, in the Certificate of Incorporation or in these Bylaws, expressly conferred upon or reserved to the shareholders or any other person or persons named therein.

Section 3 — Regular Meetings; Notice:

(a) A regular meeting of the Board of Directors shall be held either within or without the State of Nevada at such time and at such place as the Board shall fix.

(b) No notice shall be required of any regular meeting of the Board of Directors and, if given, need not specify the purpose of the meeting; provided, however, that in case the Board of Directors shall fix or change the time or place of any regular meeting when such time and place was fixed before such change, notice of such action shall be given to each Director who shall not have been present at the meeting at which such action was taken within the time limited, and in the manner set forth in these Bylaws with respect to special meetings, unless such notice shall be waived in the manner set forth in these Bylaws.

Section 4 — Special Meetings; Notice:

(a) Special meetings of the Board of Directors shall be held at such time and place as may be specified in the respective notices or waiver of notice thereof.

(b) Except as otherwise required statue, written notice of special meetings shall be mailed directly to each Director, addressed to him at his residence or usual place of business, or delivered orally, with sufficient time for the convenient assembly of Directors thereat, or shall be sent to him at such place by telegram, radio or cable, or shall be delivered to him personally or given to him orally, not later than the day before the day on which the meeting is to be held. If mailed, the notice, of any special meeting shall be deemed to be delivered on the second day after it is deposited in the United States mail, so addressed, with postage prepaid. If notice is given by a telegram, it shall be deemed to be delivered when the telegram is delivered to the telegram company. A notice, or waiver of notice, except a s required by these Bylaws, need not specify the business to be transacted at or the purpose or purposes of the meeting.

(c) Notice of any special meeting shall not be required to be given to any Director who shall attend such meeting without protesting prior thereto or at its commencement, the lack of notice to him/her, or who submits a signed waiver of notice, whether before or after the meeting. Notice of any adjourned meeting shall not be required to be given.

(d) Unless otherwise stated in the Articles of Incorporation of the Corporation, the Chairperson, President, Treasurer, Secretary or any two or more Directors of the Corporation may call any special meeting of the Board of Directors.

Section 5 - Chairperson:

The Chairperson of the Board, if any and if present, shall preside at all meetings of the Board of Directors. If there shall be no Chairperson, or he or she shall be absent, then the President shall preside, and in his or her absence, any other Director chosen by the Board of Directors shall preside.

Section 6 — Quorum and Adjournments:

(a) At all meeting of the Board of Directors, or any committee thereof, the presence of a majority of the entire Board, or such committee thereof, shall constitute a quorum for the transaction of business, except as otherwise provided by law, by the Certificate of Incorporation, or these Bylaws. (Note: If the Certificate of the Incorporation authorizes a quorum to consist of less than a majority, but no fewer than one-third of the prescribed number of Directors as permitted by law except that when a board of Director shall constitute a quorum or if the Certificate of Incorporation and/or Bylaws require a greater number than a majority as constituting a quorum then these Bylaws would state that this lesser or greater amount, instead of a majority, will constitute a quorum.)

(b) A majority of the Directors present at the time and place of any regular or special meeting, although less than a quorum, may adjourn the same from time to time without notice, whether or not a quorum exists. Notice of such adjourned meeting shall be given to Directors not present at time of the adjournment and, unless the time and place off the adjourned meeting are announced at the time of the adjournment, to the other Directors who were present at the adjourned meeting.

Section 7 — Manner of Acting:

(a) At all meetings of the Board of Directors, each director present shall have one vote, irrespective of the number of shares of stock, if any, which he may hold.

(b) Except as otherwise provided by law, by the Certificate of Incorporation, or these Bylaws, action approved by a majority of the votes of the Directors present at any meeting of the Board or any committee thereof, at which a quorum is present shall be the act of the Board of Directors or any committee thereof.

(c) Any action authorized in writing, made prior or subsequent to such action, by all of the Directors entitled to vote thereon and filed with the minutes of the Corporation shall be the act of the Board of Directors, or any committee thereof, and have the same force and effect as if the same had been passed by unanimous vote at a duly called meeting of the Board or committee for all purposes and may be stated as such in any certificate or document filed with the Secretary of the State of Nevada.

(d) Where appropriate communications facilities are reasonably available, any or all Directors shall have the right to participate in any Board of Directors meeting, or a committee of the Board of Directors meeting, by means of conference telephone or any means of communications by which all persons participating in the meeting are able to hear each other.

Section 8 — Vacancies:

(a) Any vacancy in the Board of Directors accruing by reason of an increase in the number of Directors, or by reason of the death, resignation, disqualification, removal for inability to act as Director, or any other cause, shall be filled by an affirmative vote of a majority of the remaining Directors, though less than a quorum of the Board or by a sole remaining Director, at any regular meeting or special meeting of the Board of Directors called for that purpose except whenever the shareholders of any class or classes or series thereof are entitled to elect one or more Directors by the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the Directors elected by such class or classes or series thereof then in office, or by a sole remaining Director so elected.

(b) If at any time, by reason of death resignation or other cause, the Corporation shall have no Directors in office, then an officer or shareholder or an executor, administrator, trustee, or guardian of a shareholder, or other fiduciary entrusted with like responsibility for the person or estate of a shareholder, may call a special meeting of shareholders to fill such vacancies or may apply to the Court of Chancery for a decree summarily ordering an election.

(c) If the Directors of the Corporation constitutes less than a majority of the whole Board, the Court of Chancery may, upon application of any shareholder or shareholders holding at least ten percent of the total number of shares entitled to vote for Directors, order an election to be held, to fill any such vacancies or newly created directorships.

(d) Unless otherwise provided for by statute, the Certificate of Incorporation or these Bylaws, when one or more Directors shall resign from the board and such resignation is effective at a future date, a majority of the Directors, then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote otherwise to take effect when such resignation or resignations shall become effective.

Section 10 — Removal:

One or more or all of the Directors of the Corporation may be removed with or without cause at any time by the shareholders, at a special meeting of the shareholders called for that purpose, unless the Certificate of Incorporation provides that Directors may only be removed for cause, provided however, such Director shall not be removed if the Corporation states in the Certificate of Incorporation that its Directors shall be elected by cumulative voting and there are a sufficient number of shares cast against his or her removal, which if cumulatively voted at an election of Directors would be sufficient to elect him or her. If a Director was elected by a voting group of shareholders of that voting group may participate in the vote to remove that Director.

Section 11- Compensation:

The Board of Directors may authorize and establish reasonable compensation of the Directors for services to the Corporation as Directors, including, but not limited to attendance at any annual or special meeting of the Board.

Section 12 — Committees:

The Board of Directors, by resolution adopted by a majority of the entire Board, may from time to time designate from among its members one or more committees, and alternate members thereof, as they deem desirable, each consisting of one or more member, with such powers and authority (to the extent permitted by law and these Bylaws) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board and, unless otherwise stated by law, the Certificate of Incorporation of the Corporation or these Bylaws, shall be governed by the rules and regulations stated herein regarding the Board of Directors.

ARTICLE IV — OFFICERS

Section 1 — Number, Qualifications, Election and Term of Office:

(a) The Corporation's officers shall have such titles and duties as shall be stated in these Bylaws or in a resolution of the Board of Directors which is not inconsistent with these Bylaws. The officers of the Corporation shall consist of an officer whose duty is to record proceedings of shareholders' and Directors' meetings and such other officers as the Board of Directors may from time to time deem advisable. Any officer other than the Chairmen of the Board of Directors may be, but is not required to be, a Director of the Corporation. Any two or more offices may be held by that same person.

(b) The officers of the Corporation shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of shareholder.

(c) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been duly elected and qualified, subject to earlier termination by his or her death, resignation or removal.

Section 2 — Resignation:

Any officer may resign at any time by giving a written notice of such resignation to the Corporation.

Section 3 - Removal:

Any officer elected by the Board of Directors may be removed, either with or without cause, and a successor elected by the Board at any time, and any officer or assistant officer, if appointed by another officer, may likewise be removed by such officer.

Section 4 — Vacancies:

A vacancy, however caused, occurring in the Board and any newly created Directorships resulting from an increase in the authorized number of Directors may be filled by the Board of Directors.

Section 5 — Bonds:

The Corporation may require any or all of its officers or Agents to post a bond, or otherwise, to the Corporation for the faithful performance of their positions or duties.

Section 6 — Compensation:

The compensation of the officers of the Corporation shall be fixed, from time to time by the Board of Directors.

ARTICLE V — SHARES OF STOCK

Section 1 — Certificate of Stock:

(a) The shares of the Corporation shall be represented by certificates or shall be uncertificated shares.

(b) Certificated shares of the Corporation shall be signed, (either manually or by facsimile), by the Chairperson, Vice—Chairperson, President, or Vice-President and Secretary or an Assistant Secretary or the Treasurer or Assistant Treasurer, or any other Officer designated by the Board of Directors, certifying that the number of shares owned by him or her in the Corporation, provided however, that where such certificate is signed by a transfer agent or an assistant transfer agent or by a transfer clerk acting on behalf or the Corporation and a registrar, any such signature may be a facsimile thereof. In case any officer who has signed or whole facsimile signature has been placed upon such certificate, shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issue.

(c) Certificates shall be issued in such form not inconsistent with the Certificate of Incorporation and as shall be approved by the Board of Directors. Such certificates shall be numbered and registered on the books of the Corporation, in the order in which they were issued.

(d) Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical.

Section 3 — Transfers of Shares:

(a) Transfers or registration of transfers of shares of the Corporation shall be made on the stock transfer books of the Corporation by the registered holder thereof, or by his attorney duly authorized by a written power of attorney; and in the case of shares represented by certificates, only after the surrender to the Corporation of the certificates representing such shares with such shares properly endorsed, with such evidence of authenticity of such endorsement, transfer, authorization and other matters as the Corporation may reasonably require, and the payment of all stock transfer taxes due thereon.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 4 — Record Date:

(a) The Board of Directors may fix, in advance, which shall not be more than sixty, nor less than ten days before the meeting or action requiring a determination of shareholders, as the record date for the determination of shareholders entitled to receive notice of, or to vote at, any meeting of shareholder, or to consent to any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividends, or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for a shareholder entitled to notice of meeting shall be at the close of business on the day preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held, or if notice is waived, at the close of the business on the day before the day on which the meeting is held.

(b) The Board of Directors may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted for shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights of shareholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, provided that such record date shall not be more than sixty days before such action.

(c) The Board of Directors may fix, in advance, a date which shall not precede the date upon which the resolution fixing the date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date is fixed and no prior action is required by the Board, the record date for determining shareholders entitled to consent to

corporate action in writing without a meeting, shall be that first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery by hand or by certified or registered mail, return receipt requested, to its registered office in this State, its principal place of business, or an officer or agent of the Corporation having custody of
the book in which proceedings of meetings of shareholders are recorded, If no record date is fixed by the Board of Directors and prior action is required by law, the record date for determining shareholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which of Board of Directors adopts the resolution taking such prior action

(d) A determination of shareholders entitled to notice of or to vote at a shareholders' meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjourned meeting.

ARTICLE VI — DIVIDENDS

Subject to applicable law, dividends may be declared and paid out of any funds available therefore, as often, in such amounts, and at such time or times as the Board of Directors may determine.

ARTICLE VII — FISCAL YEAR

The corporate seal, if any, shall be in such form as shall be prescribed and altered, from time to time, by the Board of Directors.

ARTICLE IX — AMENDMENTS

Section 1 — Initial Bylaws:

The initial Bylaws of the Corporation shall be adopted by the Board of Directors at its organizational meeting.

Section 2 — By Shareholders:

All By-Laws of the Corporation shall be subject to alteration or repeal, and new By-Laws may be made, by a majority vote of the shareholders at the time entitled to vote in the election of Directors even though these Bylaws may also be altered, amended or repealed by the Board of Directors.

Section 3 — By Directors:

The Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, By-Laws of the Corporation; however, Bylaws made by the Board may be altered or repealed, and new Bylaws make by the shareholders.

ARTICLE XI — INTERESTED DIRECTORS:

No contract or transaction shall be void or voidable if such contract or transaction is between the Corporation and one or more of its Directors or Officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its Directors or Officers, are Directors or Officers, or have financial interest, when such Director of Officer is present at or participates in the meeting of Board or committee which authorizes the contract or transaction or his/her votes are counted for such purpose if:

(a) the material facts as to his/her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee in good faith authorizes the contract or transactions by the affirmative votes of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or

(b) the material facts as to his/her relationship or relationships or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or

(c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee or the shareholders. Such interested Directors may be counted when determining the presence of a quorum at the Board of Directors or committee meeting authorizing the contract of transaction.

ARTICLE XII — FORM OF RECORDS:

Any records maintained by the Corporation in its regular course of business, including, but not limited to, its stock ledger, books of account and minute book, may be kept on, or be in the form of punch cards, magnetic tape, photographs, micro- photographs or any other information storage device, provided that the records so kept may be converted into clearly legible written form within a reasonable time. The Corporation shall so convert any of such records so kept upon request of any person entitled to inspect the same.

ARTICLE XIII — INDEMNIFICATION

Section 1. — Right to Indemnification.

To the fullest extent permitted by law, every director, officer or employee of the Corporation shall be indemnified by the Corporation against all expenses, liability and loss (including without limitation, attorney's fees, judgments, fines, taxes, penalties and amounts paid in settlement) paid or incurred by such person in connection with any actual or threatened claim, action, suit, proceeding or matter, civil, criminal, administrative, investigative or other, whether brought by or in the right of the Corporation or otherwise, in which he or she may be involved, as a party or otherwise, by reason of such person being or having been a director, officer or employee of the Corporation or by reason of the fact such person is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or other representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust, employee benefit plan or other entity or enterprise.

ARTICLE XIV — LIMITATION ON LIABILITY

Section 1. — Limitation on Liability

To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable for monetary damages, or otherwise, as a result of (i) any action taken; or (ii) failure to take any action. Any amendment or repeal of this Article XIV or adoption of any other provision of these Bylaws or the Certificate of Incorporation which has the effect of increasing director or officer liability shall operate prospectively only and shall not have any effect with respect to any action taken, or failure to act, prior to the adoption of such amendment, repeal or other provision.

Exhibit 2.1

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT (the "**Subscription Agreement**") made as of this ___ day of , 201___, by and between Alternaturals, Inc., a Nevada corporation (the "Issuer"), with offices at 2885 Sanford Ave SW #28452 Grandville, MI 49418, and the undersigned (the "Subscriber").

WHEREAS, pursuant to an Offering Circular dated March 1, 2014 (the "Offering Circular"), the Issuer is offering in a Regulation A offering (the "Offering") to accredited investors up to 1,500,000,000 shares (the "Shares") of the Issuer's common stock, par value $0.00001 per share ("Common Stock") at a purchase price of $0.0001 per share (the "Purchase Price") for a maximum aggregate purchase price of $150,000.00 USD (the "Maximum Offering").

WHEREAS, the Subscriber desires to subscribe for the number of Shares set forth on the signature page hereof, on the terms and conditions hereinafter set forth.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:

I. SUBSCRIPTION FOR AND REPRESENTATIONS AND COVENANTS OF SUBSCRIBER

1.1 Subject to the terms and conditions hereinafter set forth, the Subscriber hereby subscribes for and agrees to purchase from the Issuer the number of Shares set forth on the signature page hereof, at a price equal to that listed on the signature page and based on the Purchase Price and the Issuer agrees to sell such Shares to the Subscriber for said purchase price, subject to the Issuer's right to sell to the Subscriber such lesser number of (or no) Shares as the Issuer may, in its sole discretion, deem necessary or desirable. The purchase price is payable by wire or by check payable to the Issuer.

1.2 The Subscriber has full power and authority to enter into and deliver this Subscription Agreement and to perform the obligations hereunder, and the execution, delivery and performance of this Subscription Agreement has been duly authorized, if applicable, and this Subscription Agreement constitutes a valid and legally binding obligation of the Subscriber.

1.3 The Subscriber acknowledges receipt of, and represents and warrants that the Subscriber and his, her or its attorney, accountant, purchaser representative and/or tax advisor, if any (collectively, "Advisors") prior to the execution of this Subscription Agreement has carefully reviewed and understands, the Offering Circular, all supplements to the Offering Circular, and all other documents furnished in connection with this transaction by the Issuer (collectively, the "Offering Documents").

1.4 The Subscriber recognizes that the purchase of Shares involves a high degree of risk in that (i) an investment in the Issuer is highly speculative and only investors who can afford the loss of their entire investment should consider investing in the Issuer and the Shares; (ii) the Shares are not registered under the Securities Act of 1933, as amended (the "Act"), or any state securities law; (iii) there is only a limited trading market for the Shares, and there is no assurance that a more active one will ever develop, and thus, the Subscriber may not be able to liquidate his, her or its investment; (iv) transferability of the Shares is limited because of the federal and state securities laws and regulations; and (v) an investor could suffer the loss of his, her or its entire investment. The Subscriber has carefully read and considered the matters set forth in the Offering Circular and in particular the matters under the caption "Risk Factors" therein, and, in particular, acknowledges that the Issuer has a limited operating history.

1.5 The Subscriber is an "accredited investor," as such term is defined in Rule 501 of Regulation D promulgated under the Act, and the Subscriber is able to bear the economic risk of an investment in the Shares.

1.6 The Subscriber is not relying on the Issuer or its affiliates or agents with respect to economic considerations involved in this investment. The Subscriber has relied on the advice of, or has consulted with, only his, her or its Advisors, if any. Each Advisor, if any, is capable of evaluating the merits and risks of an investment in the Shares as such are described in the Offering Circular, and each Advisor, if any, has disclosed to the Subscriber in writing (a copy of which is annexed to this Subscription Agreement) the specific details of any and all past, present or future relationships, actual or contemplated, between the Advisor and the Issuer.

1.7 The Subscriber has prior investment experience (including investment in non- listed and non-registered securities), has (together with his, her or its Advisors, if any) such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the prospective investment in the Shares and has read and evaluated, or has employed the services of an investment advisor, attorney or accountant to read and evaluate, all of the documents furnished or made available by the Issuer to the Subscriber, including the Offering Circular, as well as the merits and risks of such an investment by the Subscriber. The Subscriber's overall commitment to investments, which are not readily marketable, is not disproportionate to the Subscriber's net worth, and the Subscriber's investment in the Shares will not cause such overall commitment to become excessive. The Subscriber, if an individual, has adequate means of providing for his or her current needs and personal and family contingencies and has no need for liquidity in his or her investment in the Shares. The Subscriber is financially able to bear the economic risk of this investment, including the ability to afford holding the Shares for an indefinite period or a complete loss of this investment. If other than an individual, the Subscriber also represents it has not been organized solely for the purpose of acquiring the Shares.

1.8 The Subscriber acknowledges that any estimates or forward-looking statements or projections included in the Offering Circular were prepared by the management of the Issuer in good faith, but that the attainment of any such projections, estimates or forward-looking statements cannot be guaranteed by the Issuer, its management or its affiliates and should not be relied upon.

1.9 The Subscriber acknowledges that the purchase of the Shares may involve tax consequences to the Subscriber and that the contents of the Offering Documents do not contain tax advice. The Subscriber acknowledges that the Subscriber must retain his, her or its own professional Advisors to evaluate the tax and other consequences to the Subscriber of an investment in the Shares. The Subscriber acknowledges that it is the responsibility of the Subscriber to determine the appropriateness and the merits of a corporate entity to own the Subscriber's Shares and the corporate structure of such entity.

1.10 The Subscriber acknowledges that the Offering Circular and this Offering have not been reviewed by the Securities and Exchange Commission (the "SEC") or any state securities commission, and that no federal or state agency has made any finding or determination regarding the fairness or merits of the Offering or confirmed the accuracy or determined the adequacy of the Offering Circular. Any representation to the contrary is a crime.

1.11 The Subscriber represents, warrants and agrees that the Shares are being purchased for his, her or its own beneficial account, for investment only, and not with a View toward distribution or resale to others. The Subscriber represents, warrants and agrees that he, she or it will not sell or otherwise transfer the Shares except in accordance with the Securities Act, and fully understands and agrees that the Subscriber must bear the economic risk of his, her or its purchase because, among other reasons, the Shares have not been registered under the Securities Act or under the securities laws of any state and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless they are subsequently registered under the Securities Act and under the applicable securities laws of such states, or an exemption from such registration is available. The Subscriber understands that the Issuer is under no obligation to register the Shares on his, her or its behalf or to assist them in complying with any exemption from registration under the Securities Act or applicable state securities laws.

1.12 The Subscriber understands that the Shares have not been registered under the Act by reason of a claimed exemption under the provisions of the Act which depends, in part, upon his, her or its investment intention. In this connection, the Subscriber understands that it is the position of the SEC that the statutory basis for such exemption would not be present if his, her or its representation merely meant that his, her or its present intention was to hold such securities for a short period, such as the capital gains period of tax statutes, for a deferred sale, for a market rise, assuming that an active market develops, or for any other fixed period. The Subscriber realizes that, in the view of the SEC, a purchase now with an intent to resell would represent a purchase with an intent inconsistent with his, her or its representation to the Issuer, and the SEC might regard such a sale or disposition as a deferred sale, for which such exemption is not available. The Subscriber does not have any such intentions.

1.13 The Subscriber agrees to indemnify and hold the Issuer, its directors, officers and controlling persons and their respective heirs, representatives, successors and assigns harmless against all liabilities, costs and expenses incurred by them as a result of any misrepresentation made by the Subscriber herein or as a result of any sale or distribution by the Subscriber in violation of the Act (including, without limitation, the rules promulgated thereunder), any state securities laws, or the Issuer's Restated Certificate of Incorporation and/or Bylaws, as amended from time to time.

1.14 The Subscriber understands that the Issuer will review and rely on this Subscription Agreement without making any independent investigation; and it is agreed that the Issuer reserves the unrestricted right to reject or limit any subscription and to withdraw the Offering at any time.

1.15 The Subscriber hereby represents that the address of the Subscriber furnished at the end of this Subscription Agreement is the Subscriber's principal residence, if the Subscriber is an individual, or its principal business address, if it is a corporation or other entity.

1.16 The Subscriber acknowledges that if the Subscriber is a Registered Representative of a Financial Industry Regulatory Authority ("FINRA") member firm, the Subscriber must give such firm the notice required by FINRA's Conduct Rules, receipt of which must be acknowledged by such firm on the signature page hereof.

1.17 The Subscriber hereby acknowledges that neither the Issuer nor any persons associated with the Issuer who may provide assistance or advice in connection with the Offering are or are expected to be members or associated persons of members of FINRA or registered broker-dealers under any federal or state securities laws.

1.18 The Subscriber hereby represents that, except as expressly set forth in the Offering Documents, no representations or warranties have been made to the Subscriber by the Issuer or any agent, sub-agent, officer, employee or affiliate of the Issuer and, in entering into this transaction, the Subscriber is not relying on any information other than that contained in the Offering Documents and the results of independent investigation by the Subscriber.

1.19 No oral or written representations have been made, or oral or written information furnished, to the Subscriber or his, her or its Advisors, if any, in connection with the offering of the Shares which are in any way inconsistent with the information contained in the Offering Documents.

1.20 All information provided by the Subscriber in the Investor Questionnaire attached to this Subscription Agreement is true and accurate in all respects, and the Subscriber acknowledges that the Issuer will be relying on such information to its possible detriment in deciding whether the Issuer can sell these securities to the Subscriber without giving rise to the loss of the exemption from registration under applicable securities laws.

1.21 The Subscriber is unaware of, is in no way relying on, and did not become aware of the offering of the Shares through or as a result of, any form of general solicitation or general advertising including, without limitation, any article, notice, advertisement or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or electronic mail over the Internet, in connection with the offering and sale of the Shares and is not subscribing for Shares and did not become aware of the offering of the Shares through or as a result of any seminar or meeting to which the Subscriber was invited by, or any solicitation of a subscription by, a person not previously known to the Subscriber in connection with investments in securities generally.

1.22 The Subscriber has taken no action which would give rise to any claim by any person for brokerage commissions, finders, fees or the like relating to this Subscription Agreement or the transactions contemplated hereby.

1.23 The Subscriber is not relying on the Issuer, or any of its employees, agents or sub- agents with respect to the legal, tax, economic and related considerations of an investment in the Shares, and the Subscriber has relied on the advice of, or has consulted with, only his, her or its own Advisors, if any.

1.24 (For ERISA plans only) The fiduciary of the ERISA plan (the "Plan") represents that such fiduciary has been informed of and understands the Issuer's business objectives, policies and strategies, and that the decision to invest "plan assets" (as such term is defined in ERISA) in the Issuer is consistent with the provisions of ERISA that require diversification of plan assets and impose other fiduciary responsibilities. The subscriber or Plan fiduciary (a) is responsible for the decision to invest in the Issuer; (b) is independent of the Issuer and any of its affiliates; (c) is qualified to make such investment decision; and (d) in making such decision, the subscriber or Plan fiduciary has not relied primarily on any advice or recommendation of the Issuer or any of its affiliates or its agents.

1.25 The foregoing representations, warranties and agreements shall survive the Closing.

II. REPRESENTATIONS BY THE ISSUER

The Issuer represents and warrants to the Subscriber that as of the date of the closing of this Offering (the "Closing Date"):

2.1 The Issuer is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, authorized to do business in the States of Nevada and California and has the corporate power to conduct the business which it conducts and proposes to conduct.

2.2 The execution, delivery and performance of this Subscription Agreement by the Issuer have been duly authorized by the Issuer and all other corporate action required to authorize and consummate the offer and sale of the Shares has been duly taken and approved. This Subscription Agreement is valid, binding and enforceable against the Issuer in accordance with its terms; except as enforcement may be limited by bankruptcy, insolvency, moratorium or similar laws or by legal or equitable principles relating to or limiting creditors' rights generally, the availability of equity remedies, or public policy as to the enforcement of certain provisions, such as indemnification provisions.

2.3 The Shares and the underlying Shares have been duly and validly authorized and issued.

2.4 The Issuer knows of no pending or threatened legal or governmental proceedings to which the Issuer is a party, which would materially adversely affect the business, financial condition or operations of the Issuer.

III. TERMS OF SUBSCRIPTION

3.1 Subject to Section 3.2 hereof, the subscription period will begin as of the date of the Offering Circular and will terminate at 11:59 PM Eastern Time, on the earlier of the date on which the Maximum Offering is sold or one (1) year from the commencement date or the date the Offering is terminated by the Issuer (the "**Termination Date**").

3.2 The Subscriber has affected a wire transfer in the full amount of the purchase price for the Shares to the Issuer or has delivered a check in payment of the purchase price for the Shares or affirmation of forgiveness of debt in the amount of the purchase price.

3.3 The Subscriber hereby authorizes and directs the Issuer to deliver or cause the delivery of any certificates or other written instruments representing the Shares to be issued to such Subscriber pursuant to this Subscription Agreement to the address indicated on the signature page hereof.

3.4 If the Subscriber is not a United States person, such Subscriber shall immediately notify the Issuer, and the Subscriber hereby represents that the Subscriber is satisfied as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Shares. Such Subscriber's subscription and payment for, and continued beneficial ownership of, the Shares will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

IV. NOTICE TO SUBSCRIBERS

4.1 THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

4.2 FOR NEW YORK RESIDENTS THIS OFFERING CIRCULAR HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL THIS PRIVATE OFFERING MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF MATERIAL FACT OR OMIT TO STATE MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE NOT MISLEADING IT CONTAINS FAIR SUMMARY OF MATERIAL TERMS AND DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

4.3 FOR NON—U.S. RESIDENTS ONLY: NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES OF AMERICA THAT WOULD PERMIT AN OFFERING OF THESE SECURITIES, OR POSSESSION OR DISTRIBUTION OF OFFERING MATERIAL IN CONNECTION WITH THE ISSUE OF THESE SECURITIES, IN ANY COUNTRY OR JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. IT IS THE RESPONSIBILITY OF ANY PERSON WISHING TO PURCHASE THESE SECURITIES TO SATISFY HIMSELF AS TO FULL OBSERVANCE OF THE LAWS OF ANY RELEVANT TERRITORY OUTSIDE THE UNTIED STATES OF AMERICA IN CONNECTION WITH ANY SUCH PURCHASE, INCLUDING OBTAINING ANY REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER APPLICABLE FORMALITIES.

V. MISCELLANEOUS

5.1 Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by reputable overnight courier, facsimile (with receipt of confirmation) or registered or certified mail, return receipt requested, addressed to the Issuer, at the address set forth in the first paragraph hereof, Attention: Chief Executive Officer, and to the Subscriber at the address or facsimile number indicated on the signature page hereof. Notices shall be deemed to have been given on the date when mailed or sent by facsimile transmission or overnight courier, except notices of change of address, which shall be deemed to have been given when received.

5.2 This Subscription Agreement shall not be changed, modified or amended except by a writing signed by the parties against whom such modification or amendment is to be charged, and this Subscription Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to be charged.

5.3 This Subscription Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns. This Subscription Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

5.4 Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of New York. The parties hereby agree that any dispute which may arise between them arising out of or in connection with this Subscription Agreement shall be adjudicated only before a Federal court located in Suffolk County, State of New York, and they hereby submit to the exclusive jurisdiction of the federal courts located in Suffolk County, State of New York with respect to any action or legal proceeding commenced by any party, and irrevocably waive any objection they now or hereafter may have respecting the venue of any such action or proceeding brought in such a court or respecting the fact that such court is an inconvenient forum, relating to or arising out of this Subscription Agreement or any acts or omissions relating to the sale of the securities hereunder, and consent to the service of process in any such action or legal proceeding by means of registered or certified mail, return receipt requested, in care of the address set forth below or such other address as the Subscriber shall furnish in writing to the other. The parties further agree that in the event of any dispute, action, suit or other proceeding arising out of or in connection with this Subscription Agreement, the Offering Circular or other matters related to this subscription brought by a Subscriber (or transferee), the Issuer (and each other defendant) shall recover all of such party's attorneys' fees and costs incurred in each and every action, suit or other proceeding, including any and all appeals or petitions therefrom. As used herein, attorney's fees shall be deemed to mean the full and actual costs of any investigation and of legal services actually performed in connection with the matters involved, calculated on the basis of the.usual fee charged by the attorneys performing such services.

5.5 This Subscription Agreement may be executed in counterparts. Upon the execution and delivery of this Subscription Agreement by the Subscriber, this Subscription Agreement shall become a binding obligation of the Subscriber with respect to the purchase of Shares as herein provided; subject, however, to the right hereby reserved by the Issuer to (i) enter into the same agreements with other subscribers, (ii) add and/or delete other persons as subscribers and (iii) reduce the amount of or reject any subscription.

5.6 The holding of any provision of this Subscription Agreement to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provision of this Subscription Agreement, which shall remain in full force and effect.

5.7 It is agreed that a waiver by either party of a breach of any provision of this Subscription Agreement shall not operate or be construed as a waiver of any subsequent breach by that same party.

5.8 The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further actions as may be necessary or appropriate to carry out the purposes and intent of this Subscription Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of the day and year first written above.

Number of Shares subscribed for:____

Aggregate Purchase Price: $__________

_________________________X $_________ for each Share = $ _____________________________

Manner in which Title is to be held (**Please Check One**) :

1._____Individual

2. _____ Joint Tenants with Right of Survivorship

3. _____Community Property

4. _____Tenants in Common

5._____ Corporation/Partnership/ Limited Liability Company

6. _____IRA

7._____Trust/Estate/Pension or Profit Sharing Plan
Date Opened: ____________________

8. _____ As a Custodian for
____
Under the Uniform Gift to Minors Act of the State of:
____

9. _____Married with Separate Property

10. _____Keogh

11._____ Tenants by the Entirety

12._____ Foundation described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

IF MORE THAN ONE SUBSCRIBER, EACH SUBSCRIBER MUST SIGN
INDIVIDUAL SUBSCRIBERS MUST COMPLETE SIGNATURE PAGE A
SUBSCRIBERS, WHICH ARE ENTITIES, MUST COMPLETE SIGNATURE PAGE B

SIGNATURE PAGE A

EXECUTION BY NATURAL PERSONS

____

Exact Name in Which Title is to be Held

______________________________	______________________________
Name (Please Print)	Name of Additional Subscriber
______________________________	______________________________
Resident: Number and Street	Address of Additional Subscriber
______________________________	______________________________
City, State and Zip Code	City, State and Zip Code
______________________________	______________________________
Social Security Number	Social Security Number
______________________________	______________________________
Telephone Number	Telephone Number
______________________________	______________________________
Fax Number (if available)	Fax Number (if available)
______________________________	______________________________
E-Mail (if available)	Email (if available)
______________________________	______________________________
(Signature)	(Signature of Additional Subscriber)

ACCEPTED this_____day of ___________201____,
on behalf of Alternaturals, Inc.

By:______________________________

Name:______________________________

Title:______________________________

SIGNATURE PAGE B
EXECUTION BY SUBSCRIBER, WHICH IS AN ENTITY
(Corporation, Partnership, Trust, Etc.)

____
Name of Entity (Please Print)

Date of Incorporation or Organization:____________________

State of Principal Office:____________________________________

Federal Taxpayer Identification Number: ________________________

____
Office Address

____
City, State and Zip Code

_______________________ _______________________
Telephone Number Fax Number (if available)

____
E-Mail (if available)

[SEAL]

By: ______________________________

Attest:______________________________ Name:______________________________

(If Entity is a Corporation) Title:______________________________

***If Subscriber is a Registered Representative with a FINRA member firm, have the following acknowledgement signed by the appropriate party**:

The undersigned FINRA member firm acknowledges receipt of the notice required by Rule 3050 of the FINRA Conduct Rules .

ACCEPTED this_____day of______________201___
on behalf of Alternaturals, Inc.

____
Name of FINRA Firm

By:_______________________________ By:_______________________________

Name: _______________________________ Name:_______________________________

Title:_______________________________ Title:_______________________________

INVESTOR QUESTIONNAIRE

Instructions: Check all boxes below, which correctly describe you.

☐ You are (i) a bank, as defined in Section 3(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), (ii) a savings and loan association or other institution, as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in an individual or fiduciary capacity, (iii) a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iv) an insurance company as defined in Section 2(13) of the Securities Act, (v) an investment company registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), (vi) a business development company as defined in Section 2(a)(48) of the Investment Company Act, (vii) a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the Small Business Investment Act of 1958, as amended, (viii) a plan established and maintained by a state, its political subdivisions, or an agency or instrumentality of a state or its political subdivisions, for the benefit of its employees and you have total assets in excess of $5,000,000, or (ix) an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and (1) the decision that you shall subscribe for and purchase shares of the common stock, par value $0.00001 per share (the "Shares") of Alternaturals, Inc. is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, (2) you have total assets in excess of $5,000,000 and the decision that you shall subscribe for and purchase the Shares is made solely by persons or entities that are accredited investors, as defined in Rule 501 of Regulation D promulgated under the Securities Act ("Regulation D") or (3) you are a self-directed plan and the decision that you shall subscribe for and purchase the Shares is made solely by persons or entities that are accredited investors.

☐ You are a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended.

☐ You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), a corporation, Massachusetts or similar business trust or a partnership, in each case not formed for the specific purpose of making an investment in the Shares and with total assets in excess of $5,000,000.

☐ You are a director or executive officer of Alternaturals, Inc.

☐ You are a natural person whose individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time of your subscription for and purchase of the Shares, excluding your primary residence as an asset and any indebtedness that is secured by your primary residence, up to the estimated fair market value of the primary residence at this time, as a liability (except that if the amount of the indebtedness secured by your primary residence at this time exceeds the amount of such indebtedness outstanding 60 days earlier, other than as a result of the purchase of the primary residence, the amount of the excess must be included as a liability) and any indebtedness that is secured by your primary residence which is more than the estimated fair market value of your primary residence at this time must also be included as a liability.

☐ You are a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with your spouse in excess of $300,000 in each of the two most recent years, and who has a reasonable expectation of reaching the same income level in the current year.

☐ You are a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Shares, whose subscription for and purchase of the Shares is directed by a sophisticated person as described in Rule 506(b)(2)(ii)of Regulation D.

☐ You are an entity in which all of the equity owners are persons or entities described in one of the preceding paragraphs.

Check all boxes below, which correctly describe you:

With respect to this investment in Shares of the Issuer:

Your investment Objectives are: [ ] Aggressive Growth [ ] Speculation

Your Risk Tolerance is: [ ] Low Risk [ ] Moderate Risk [ ] High Risk

Are you associated with a FINRA Member Firm? [ ] Yes [ ] No

Your initials (purchaser and co-purchaser, if applicable) are required for each item below.

____ _____ I/We understand that this investment is not guaranteed.

____ _____ I/We are aware that this investment is not liquid.

____ _____ I/We are sophisticated in financial and business affairs and are able to evaluate the risks and merits of an investment in this offering.

____ _____ I/We confirm that this investment is considered "high risk." (This type of investment is considered high risk due to the inherent risks including lack of liquidity and lack of diversification. Success or failure of private placements such as this is dependent on the issuer of these securities and is outside the control of the investors. While potential loss is limited to the amount invested, such loss is possible.)

The Subscriber hereby represents and warrants that all of its answers to this Investor Questionnaire are true as of the date of its execution of the Subscription Agreement pursuant to which it purchased Shares of the Issuer.

______________________________	______________________________
Name of Purchaser [please print]	Name of Co-Purchaser [please print]
______________________________	______________________________
Signature of Purchaser (Entities provide signature of Purchaser's duly authorized signatory.)	Signature of Co-Purchaser
______________________________	______________________________
Name of Signatory (Entities only)	Title of Signatory (Entities only)

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bohemia, State of New York on the 11th of March 2015.

ALTERNATURALS, INC.



BY:______________________

Name: Matthew Briggs
Title: CEO

This offering statement has been signed by the following persons, in the capacities, and on the dates indicated.



____

Matthew Briggs
CEO, Chief Financial Officer and Sole Director

KALEEM SIKANDAR, ESQ.
THE LAW OFFICE OF KALEEM SIKANDAR
50 Osage Street
Selden, NY 11784
Phone: (631) 889-2757
Kaleem.Sikandar@gmail.com

March 12, 2015

Alternaturals, Inc.
2885 Sanford Ave
SW #28452
Grandville, MI 49418

Gentlemen,

You have requested our opinion as counsel for Alternaturals, Inc., a Nevada corporation (the "Company") in connection with the Offering Circular on Form 1-A (the "Offering Circular"), under the Securities Act of 1933, as amended (the "Act") filed by the Company with the Securities and Exchange Commission.

The Offering Circular relates to an offering of 1,500,000,000 shares of the Company's common stock.

We have examined such records and documents and made such examination of laws as we have deemed relevant in connection with this opinion It is our opinion that: (a) all 1,500,000,000 shares referred to above when sold, will be duly authorized, validly issued, fully paid and non-assessable upon issuance.

No opinion is expressed herein as to any laws other than the laws of the federal laws applicable to securities. This opinion opines upon federal law including the statutory provisions all applicable provisions of the statutes and reported judicial decisions interpreting those laws.

We hereby consent to the filing of this opinion as an exhibit to the Offering Circular and to the reference to our firm under the caption "Legal Matters" in the Offering Circular. In so doing, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very Truly Yours,



Kaleem Sikandar, Esq.